Exhibit 99.3

TRX GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period and year ended August 31, 2025

Management’s Discussion and Analysis August 31, 2025

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for TRX Gold Corporation (“TRX Gold” or the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2025, included in the Company’s Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2025. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information, including our press releases, has been filed electronically on SEDAR+ and is available online under the Company’s profile at www.sedarplus.ca and on our website at www.TRXGold.com.

This MD&A reports our activities to date, December 1, 2025, unless otherwise indicated. References to the 4th quarter of 2025 or Q4 2025, and references to the 4th quarter of 2024 or Q4 2024 mean the three months ended August 31, 2025, and August 31, 2024, respectively. References to fiscal 2026, fiscal 2025 and fiscal 2024 mean the twelve months ended August 31, 2026, August 31, 2025, and August 31, 2024, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars. Unless clearly otherwise referenced to a specific table, numbers referenced refer to numbered Endnotes on page 48.

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information, including without limitation statements about TRX Gold’s future business, operations and production capabilities. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; and the speculative nature of, and the risks involved in, the exploration, development and mining business.

Mr. Richard Boffey, BE Mining (Hons) F AusIMM, Chief Operating Officer of TRX Gold Corporation, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this MD&A.

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Management’s Discussion and Analysis August 31, 2025

The disclosure contained in this MD&A of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report prepared in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects on the Buckreef Gold Project (“Buckreef Gold”) titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania (“PEA”) with an effective date of April 15, 2025. The PEA was prepared in accordance with NI 43-101 guidelines by P&E Mining Consultants Inc. (“P&E”). Input to this PEA was also provided by D.E.N.M. Engineering Ltd. (“D.E.N.M.”). The information contained herein is subject to all of the assumptions, qualifications and procedures set out in, and is qualified in its entirety by reference to the full text of, the PEA and reference should be made to the full details of the PEA which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca.

Certain information presented in this MD&A may constitute “forward-looking statements” and “forward looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under securities legislation applicable in Canada, respectively. Such forward-looking statements and information are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements and information. Investors are referred to our description of the risk factors affecting the Company, as contained in our U.S. Securities and Exchange Commission (“SEC”) filings, including our Annual Report on Form 40-F and Report of Foreign Private Issuer on Form 6-K, and our Annual Information Form also posted on SEDAR+, for more information concerning these risks, uncertainties, and other factors.

TRX Gold Corporation

TRX Gold is a high margin and growing gold company advancing the Buckreef Gold Project in Tanzania. Buckreef Gold includes an established open pit operation and 2,000 tonnes per day process plant with upside potential demonstrated in the May 2025 PEA. The PEA outlines average gold production of 62,000 oz per annum over 17.6 years, and $1.9 billion pre-tax NPV5% at average life of mine gold price of $4,000/oz. The Buckreef Gold Project hosts a Measured and Indicated Mineral Resource of 10.8 million tonnes (“MT”) at 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces (“oz”) of gold and an Inferred Mineral Resource of 9.1 MT at 2.47 g/t gold for 726,000 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow to fund the expansion as outlined in the PEA and grow Mineral Resources through exploration. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

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Management’s Discussion and Analysis August 31, 2025

Highlights – Fourth Quarter and Year Ended 2025

The Company continued its positive trajectory by achieving record gold production during Q4 2025 as the Company benefited from access to higher grade ore following successful completion of the scheduled stripping campaign earlier in the year. The production rate improved over the course of the year as planned, and the Company demonstrated leverage to record gold spot prices during Q4 2025, recording higher revenue, gross profit, net income, operating cash flow and Adjusted EBITDA compared to the prior year comparative period. As a result, the Company was able to significantly improve its working capital position while continuing to invest in the future growth and development of Buckreef Gold. During the year, the Company filed a robust Preliminary Economic Assessment for Buckreef Gold, reporting average annual production of approximately 62 thousand ounces of gold per year over a 17.6 year mine life, including an underground expansion, and an NPV5% of $1.9 billion pre-tax ($1.2 billion after-tax) at $4,000 per ounce of gold. Subsequent to Q4 2025, the Company announced it would upgrade and expand processing capacity to a larger processing facility than was initially contemplated in the PEA. The expanded plant is now expected to produce greater than 62 thousand ounces of average annual gold as published in the PEA and will be funded from cashflow from operations. The Company’s short-to-medium term priorities are to continue to expand and upgrade processing capacity as outlined in the PEA, continue advancing exploration in key areas, and continue to strengthen liquidity. These positive results continue to demonstrate the growth potential at Buckreef Gold and reflect successful execution of the Company’s sustainable business plan where cash flow from operations funds value creating activities.

Key highlights for Q4 and Year to Date 2025 include:

•	During fiscal 2025, the Company filed a robust PEA for Buckreef Gold, reporting average annual production of approximately 62 thousand ounces of gold per year over a 17.6 year mine life, including an underground expansion, and an NPV5% of $1.9 billion pre-tax ($1.2 billion after-tax) at $4,000 per ounce of gold (base case NPV5% of $0.7 billion pre-tax ($0.4 billion after-tax) at a consensus forecast case gold price average of $2,296 per ounce of gold).

•	Subsequent to Q4 2025, the Company announced it has begun executing on a larger processing facility than was initially contemplated in the PEA, consisting of a 3,000+ tpd processing circuit for sulphide material as well as a 1,000 tpd processing circuit for oxide and transition material, and tailings retreatment, while also being capable of processing sulphide material. The newly designed processing plant expansion is now expected to produce average annual gold production in excess of the 62,000 ounces of gold published in the PEA and is expected to be financed from internally generated cashflow over the next 18-24 months.

•	During Q4 2025, Buckreef Gold poured a record 6,404 ounces of gold and sold 6,977 ounces of gold at a record average realized price (net)[1] of $3,363 per ounce, recognizing revenue of $23.5 million, gross profit of $12.6 million, net income of $5.3 million, operating cash flow of $8.5 million and Adjusted EBITDA[1] of $12.7 million, all of which reflect increases compared to the prior year comparative period, demonstrating the Company’s leverage to record gold prices during Q4 2025.

•	During Q4 2025, Buckreef Gold signed a Gold Sale Service Agreement with the Bank of Tanzania (“BoT”) to set aside a minimum of 20% of its local gold production for domestic sale through the central bank and local refineries, as required by law for all mining companies in Tanzania in line with Section 59 of the Tanzanian Mining Act. As part of the Agreement, the Company benefits from a reduced royalty rate of 4.35% for any domestic sales made through the central bank and local refineries, where exported sales are subject to a 7.35% royalty. During Q3 2025 the Company set aside 646 ounces in inventory which was subsequently sold to the BoT at market rates, benefiting revenue, operating cashflow and working capital in Q4 2025. The signing of this Agreement signals Buckreef Gold’s long-term commitment to Tanzania and its growing role in driving local content, value addition, and the beneficiation strategy (including improving foreign exchange reserves) as championed by the Government.

Numerical annotations throughout the text of the remainder of this document refer to the endnotes found on page 48.

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Management’s Discussion and Analysis August 31, 2025

•	During Q4 2025, the Company strengthened its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile inventory. As a result, the Company’s current ratio has improved from approximately 0.8 at May 31, 2025 to approximately 1.3 at August 31, 2025, after adjusting for non-cash liabilities. The Company also fully repaid its short term borrowings of approximately $3.0 million in Q4 2025 and has full access to its liquidity lines.

•	Following finalization of the scheduled stripping campaign during the first half of 2025, the Company began to access higher grade ore blocks, benefiting production in Q4 2025 and into fiscal 2026. Illustratively, the Company achieved two record gold pours, including 806 ounces at the end of August 2025 followed by another record gold pour of 1,018 ounces of gold in September 2025.

•	During Q4 2025, the Company continued to invest in mine development, mill optimizations, and run of mine (ROM) stockpile inventory. The ROM stockpile has grown from approximately 9,275 ounces of contained gold at May 31, 2025, to an estimated 15,162 ounces of contained gold as at August 31, 2025. Subsequent to Q4 2025, the ROM pad stockpile has increased further to an estimated 21,565 ounces of contained gold, an increase of 6,403 ounces compared to August 31, 2025, as the Company began to access higher grade ore blocks in the pit and processed a higher proportion of high grade mined material.

•	During fiscal 2025, the Company poured 18,935 ounces of gold and sold 19,213 ounces of gold at a full year record average realized price (net)[1] of $3,033 per ounce, recognizing record revenue of $57.6 million, gross profit of $23.9 million, net income of $6.6 million, operating cash flow of $16.3 million and Adjusted EBITDA[1] of $22.0 million, all of which reflect increases compared to the prior year comparative period, demonstrating the Company’s leverage to record gold prices during fiscal 2025.

•	During Q2 2025, the Company announced it had entered into its first ever credit agreement with Stanbic Bank Tanzania Limited (“Stanbic”) and a Gold Prepayment Facility with Auramet International, Inc. (“Auramet”). The current credit agreement with Stanbic consists of a $4 million overdraft and revolving credit facility and a $5 million vehicle and asset financing facility that may be used at the Company’s discretion. The current Gold Prepayment Facility with Auramet enables the Company, at its discretion, to sell to Auramet up to a maximum, aggregate amount of 1,500 ounces of gold, up to a maximum of 21 calendar days prior to delivery. The Auramet Gold Prepayment Facility replaces the Gold Doré Purchase Agreement with OCIM Metals and Mining S.A.

•	TRX Gold has also renewed its At The Market Offering Agreement (“ATM”) with H.C. Wainwright & Co., LLC (“H.C. Wainwright”) as Lead Agent and Roth Capital Partners, LLC (“Roth Capital”) as Co-Agent. Under the renewed ATM agreement, the Company, at its discretion, may offer and sell, from time to time, through the Lead Agent, common shares without par value (the “Shares”) having an aggregate offering price of up to $25 million (the “Offering”). The renewed ATM facility replaces a prior $10 million ATM facility with H.C. Wainwright and Roth Capital and a $10 million purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”), which expired in mid-January 2025 pursuant to its terms. The combination of the credit agreement, prepayment facility and ATM Offering provides the Company with access to supplementary capital, strengthened liquidity, and additional financial flexibility to help accelerate growth in the short to medium term.

•	During Q1 2025, the Company announced the discovery of a promising new gold mineralization shear zone, named the “Stamford Bridge Zone”, where results are beginning to form what may become a potential 1-kilometer “bridge” between the Buckreef Gold Main Zone, where current operations are ongoing, with links to the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry, and the prospective Anfield Zone to the southeast.

•	During Q1 2025, the Company announced its two best drill results ever, on a gram x tonne x meters (“gtm”) basis, intersecting 37 meters (“m”) @ 6.86 g/t Au (253.82 gtm) from 130 m (hole BMDD315) and 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m, located along the Stamford Bridge Zone.

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Management’s Discussion and Analysis August 31, 2025

•	During Q2 2025, the Company announced three additional drill hole results (BMDD319-321) providing further evidence of gold mineralization along the Stamford Bridge Zone.

•	Subsequent to Q4 2025, the Company began the first phase of the fiscal 2026 exploration program by commencing a detailed 810 line-kilometer ground magnetic survey in October 2025. This high-resolution geophysical survey is designed to map subsurface magnetic variations across the tenement area, helping to identify structural features, lithological contacts, and potential mineralized zones with the goal of generating new drilling targets.

•	During Q1 2025, the Company announced completion of the ongoing metallurgical variability study at Buckreef Gold, with results confirming excellent gold recovery rates for the processing of sulphide ore. Results demonstrate that a finer grind size leads to higher recovery rates, and the Company is currently in the process of developing finer grinding initiatives to achieve higher gold recoveries. This is positive for both near term production potential and future Mineral Resource development as the Company continues to focus on development of other high-priority gold zones, such as Stamford Bridge, Anfield and Eastern Porphyry.

•	Subsequent to Q4 2025, the Company focused on metallurgical testwork programs including (i) gold deportment testing across various geo-metallurgical domains within the Buckreef Main Zone, (ii) flotation and concentrate leach optimization testwork, and (iii) SAG and Ball Mill Circuit Design, as part of its current flowsheet optimization and future expanded flowsheet development.

•	During Q3 2025, the Company announced the appointment of John McVey as the newest member of the Company’s Board of Directors. Mr. McVey is an experienced director with an extensive background in underground mine development, mine engineering and construction, and will be a valuable resource in advising the Company on the next phase of expansion and growth of Buckreef Gold.

•	During Q1 2025, the Company announced the appointment of Richard Boffey as Chief Operating Officer of TRX Gold Corporation. Mr. Boffey is a seasoned executive, bringing more than 35 years of operational experience to the TRX Gold team and will be instrumental in the continued growth and development of Buckreef Gold.

•	The Company achieved zero lost time injuries (“LTI”) and there were no reportable environmental incidents during Q4 2025 and fiscal 2025.

TRX Gold Reports Robust NI 43-101 Preliminary Economic Assessment (PEA) for Buckreef Gold

•	During Q3 2025, the Company filed a Technical Report prepared in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects on Buckreef Gold, titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania.

•	The PEA evaluated the following scenario: (i) an expansion and upgrade of the existing process plant at Buckreef Gold to 3,000 tonnes per day (“tpd”); and (ii) a transition from open pit mining to underground mining over the next 2-3 years. Highlights from the PEA are as follows:

•	Base case NPV5% of $701 million pre-tax, or $442 million after tax at consensus forecast case gold prices ($2,707/oz year 1, $2,646/oz year 2, $2,495/oz year 3, $2,400/oz year 4, $2,245/oz thereafter) and NPV5% of $1,879 million pre-tax, or $1,239 million after tax at an upside $4,000/oz gold price sensitivity;

•	The PEA demonstrates the Company’s ability to potentially finance the expansion from internally generated cash flow without an upfront capital requirement, thus there is no quoted Internal Rate of Return;

•	Over a 17.6-year period, the total process plant throughput is expected to be 18.1 million tonnes averaging 2.14 g/t Au with average recovered gold production of approximately 62,000 ounces of gold per annum. During the first five years of the underground operation, average recovered production is planned to be over 80,000 ounces of gold per annum;

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Management’s Discussion and Analysis August 31, 2025

•	Life of Mine (“LOM”) cash costs average $1,024/oz Au and all-in sustaining costs (“AISC”) average of $1,206/oz Au;

•	The PEA assumes that growth capital of $89 million will be deployed over the next four-year period comprised of: (i) $55 million in capital for the underground expansion; (ii) $30 million for process improvements, process plant throughput expansion, and camp upgrades; and (iii) $3 million for tailings facility upgrades. Growth capital to fund the expansion can be funded by internal cash flows from Buckreef Gold’s existing open pit operations. LOM growth capital is estimated to be $175 million and is primarily for underground development. LOM sustaining capital cost of $87 million is estimated for site and process plant, and $97 million for underground mining;

•	The PEA mine plan was developed from Measured and Indicated Mineral Resources of 10.8 million tonnes (“Mt”) grading 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces of gold and Inferred Mineral Resources of 9.1 Mt grading 2.47 g/t gold containing 726,000 ounces of gold; and

•	With the existing open pit mine operating, the underground expansion plan benefits from the existing on-site process plant and mine infrastructure in place. The Company anticipates gold production from the underground expansion could be achieved within 3 years.

Advancing Processing Plant Expansion –Throughput Now Expected to be Greater Than 3,000 tpd

•	As outlined in the PEA filed on May 27, 2025, the Company’s plan is to expand and upgrade the processing plant over the next two years to increase throughput and recoveries, followed by a transition from open pit to underground mining. The PEA initially contemplated a single 3,000 tpd processing circuit for sulphide ore that was expected to produce average annual gold production of approximately 62,000 ounces of gold over 17.6 years at a capital cost of approximately $30 million for the processing plant expansion. The Company is now planning and has begun executing on a larger processing facility than was initially contemplated in the PEA, consisting of a 3,000+ tpd processing circuit for sulphide material as well as a 1,000 tpd processing circuit for tailings retreatment, lower grade stockpiled material and additional ores identified through exploration or revised mining plans. The newly designed processing plant expansion will consist of plant upgrades and new components being integrated into the existing 2,000 tpd processing plant at a capital cost of approximately $30 million, in line with the PEA, and financed from internally generated cashflow over the next 18-24 months. The increase in expected throughput from the larger processing circuit is now expected to produce average annual gold production in excess of the 62,000 ounces of gold published in the PEA.

•	Overall plant upgrades, including plant efficiency improvements (ball mill upgrades, CIL tank upgrades, increased oxidation capacity through improved air blowers and oxygen dispersion) along with construction of an 18 meter diameter pre-leach thickener and installation of a new adsorption, desorption and refining (“ADR”) plant & Gold Room facilities are scheduled for completion in fiscal 2026 and are expected to boost plant reliability and performance of the existing 2,000 tpd plant.

•	During Q4 2025, the Company commenced the procurement process on certain plant upgrades, including downpayments on the pre-leach thickener to improve gold concentration (including upgraded interstage screens and agitators), upgrades to the elution plant/gold room (to improve carbon activity and to reduce gold solution losses), added slurry oxidation capacity through improved air blowers and oxygen dispersion (including Aachen reactor and oxygen plant) and crushing circuit upgrades (including apron feeder, belt magnet, conveyor belt, secondary and tertiary crusher improvements).

•	The Company also finalized plans for the addition of a flotation circuit (to improve mineral separation to facilitate higher recovery) as well as the addition of a Semi Autogenous Grind Mill (“SAG”) and new crushing circuit (including a new jaw crusher, conveyor and ancillary Carbon-in-Leach tanks) as part of the longer-term plan to expand the plant to 3,000+ tpd as outlined in the PEA.

•	The upgrades to the 2,000 tpd plant and the expansion to a 3,000+ tpd processing plant are in various stages of project development and are expected to progressively increase throughput and recovery rates from now until the scheduled completion date.

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Management’s Discussion and Analysis August 31, 2025

Operational and Financial Details – Fourth Quarter and Year to Date 2025

Mining and Processing

•	During the three and twelve months ended August 31, 2025, Buckreef Gold reported zero LTI at site and recorded a safety incident frequency rate of 0 (per million hours), including contractors. During Q4 2025, Buckreef Gold achieved 3.9 million hours of LTI free work.

•	During Q4 2025, Buckreef Gold poured a record 6,404 ounces of gold (Q4 2024: 5,767 ounces) and sold 6,977 ounces of gold (Q4 2024: 5,715 ounces). Gold production in Q4 2025 was higher than the prior year comparative period as higher average head grade of 1.95 g/t (Q4 2024: 1.66 g/t) more than offset slightly lower mill throughput of 1,512 tpd (Q4 2024: 1,542 tpd) and a lower average recovery of 71% (Q4 2024: 77%). The higher average head grade was due to the mine sequence where the open pit mine accessed higher grade ore blocks in Q4 2025 (in line with mine plan), concurrent with finalization of a scheduled Stage 1 stripping campaign during the first half of fiscal 2025. The lower average recovery in Q4 2025 was mainly due to a higher proportion of fresh, sulphidic ore processed (21% oxide / 79% sulphide) compared to the prior year period where the mill processed a higher proportion of oxide material at a higher average recovery. During Q4 2025, the sulphide ore being fed to the mill contained more complex geometallurgical characteristics, which affected current plant capacity to liberate gold from the sulphide rock efficiently, thus impacting recovery. During Q4 2025, the Company commenced the procurement process on several near-term plant enhancements to improve gold recoveries, including downpayments for the addition of a pre-leach thickener (to improve consistency of leaching density), upgrades to the elution plant and new ADR plant (to improve carbon activity and to reduce gold solution losses), and added slurry oxidation capacity through improved air blowers and oxygen injection. The Company expects recovery to improve by approximately 10% over the year as these plant enhancements are completed.

•	For the twelve months ended August 31, 2025, the Company produced 18,935 ounces of gold (2024: 19,389 ounces) and sold 19,213 ounces of gold (2024: 19,075 ounces). Gold production was slightly lower than the prior year comparative period as higher mill throughput of 1,483 tpd (2024: 973 tpd) was offset by lower head grade of 1.53 g/t (2024: 2.19 g/t) and a lower average recovery of 71% (2024: 79%). Full year production was impacted by the scheduled mining of high strip ratio, lower grade ore at the north end of the Stage 1 pit and allowing the stripping of the south end of the Stage 1 pit to be completed during the first half of fiscal 2025. Following finalization of the stripping campaign, the Company began to access higher grade ore blocks, benefiting production in Q4 2025 and into fiscal 2026. Illustratively, the Company achieved two record gold pours, including 806 ounces at the end of August 2025 followed by another record gold pour of 1,018 ounces of gold in September 2025.

•	Total ore tonnes mined of 251 kt in Q4 2025 were higher than the prior year period (Q4 2024: 119 kt) as stripping activities during Q1 - Q3 2025 focused on accelerating the pit expansion to the north and south end of the Stage 1 pit to expose ore for Q4 2025 and into fiscal 2026. Waste tonnes mined during Q4 2025 were 1,242 kt, in line with the prior year period (2024: 1,250 kt). As a result, the lower proportion of waste to ore tonnes contributed to a lower strip ratio of 5.0 (waste:ore tonnes) compared to the prior year period (10.5 waste:ore tonnes). During the twelve months ended August 31, 2025, the Company initially focused on waste stripping (during the first half of fiscal 2025) to gain access to higher grade ore blocks, benefiting production later in Q3 and into Q4 2025. As a result of the increased stripping activity during the first half of fiscal 2025, the higher proportion of waste to ore tonnes contributed to a strip ratio of 6.8 (waste:ore tonnes) compared to the prior year period (6.9 waste:ore tonnes). During Q4 2025, the stripping of the Stage 2 pit commenced, which will allow for mill feed in fiscal 2027-2029.

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Management’s Discussion and Analysis August 31, 2025

•	During Q4 2025, the processing plant achieved, on average, 1,512 tpd of mill throughput, in line with the prior year comparative period, reaching a maximum of 1,864 tpd. During Q4 2025 the processing plant achieved the following statistics: (i) average throughput of 1,512 tpd (Q4 2024: 1,542 tpd); (ii) plant availability of 92% (Q4 2024: 91%); and (iii) an average recovery rate of 71% (Q4 2024: 77%). During Q4 2025 the Company continued to focus on reducing the input size of the mill feed to help increase throughput at the required grind size. Finer screens were installed in April 2025, which helped contribute to an increase in average daily throughput to 1,512 tpd in Q4 2025, an increase from an average of 1,461 tpd in Q3 2025. While average throughput was in line with the prior year comparative period, the mill processed a higher proportion of fresh, sulphidic material (21% oxide / 79% sulphide) in Q4 2025, compared to a higher proportion of oxide material processed in Q4 2024, which impacted average recoveries. The addition of a pre-leach thickener, combined with upgrades to the elution plant, new ADR plant, improved air blowers and oxygen injection are expected to improve recovery by approximately 10% across fiscal 2026. For the twelve months ended August 31, 2025, total ore tonnes processed was 1,483 tpd (2024: 973 tpd), a 52% increase in throughput compared to the prior year period following completion of the expanded processing plant in Q1 2025.

•	During Q4 2024, the Company entered into a finance lease agreement for heavy equipment, including six excavators, one dozer, one motor grader, one backhoe, one compactor, and three loaders. Half of this fleet replaced rented equipment previously operating in the plant, while the remaining equipment is being utilized in various site development projects. During Q1 2025, the Company also entered into a purchase agreement to procure a fleet of eight haul trucks to expand haulage capability and capacity. Each piece of equipment has been successfully commissioned and is currently being utilized in various capacities across the site. During Q4 2025, the Company’s owner operated fleet supplemented the contract fleet by mining 660 kt of waste (primarily from Stage 2 of the Main Zone) and 104 kt of topsoil from the Eastern Porphyry to enable waste dumping throughout the upcoming rainy season. During the twelve months ended August 31, 2025, the Company’s owner operated fleet mined 1,110 kt of ore, waste and topsoil, including waste around the historical voids in the Main Zone, which began to provide access to high grade ore benefiting production in Q4 2025. This equipment has significantly improved cost efficiency in the areas where it has been deployed. Mining cost per tonne for the owner operated fleet for the twelve months ended August 31, 2025, was approximately $1.40 per tonne for mining operations (ore, waste and topsoil). The Company has also observed notable cost reductions compared to contracted or rentals for site development work (including river training, TSF 2.2 phase II, and roadway maintenance) as well as plant feed operations. As the Company further supplements the contract fleet with its owner managed fleet for mining operations, site development work, roadway construction and maintenance, it is anticipated that operating costs will continue to improve in fiscal 2026.

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Management’s Discussion and Analysis August 31, 2025

Fiscal 2026 Outlook

•	Gold production at Buckreef Gold is expected to be in the range of 25,000 - 30,000 ounces for fiscal 2026, an increase compared to actual 2025 production of 18,935 ounces, as the Company expects to continue accessing higher grade ore blocks in 2026 following completion of the Stage 1 stripping campaign during the first half of 2025. Across the four quarters of 2026, the Company’s gold production is expected to be the lowest in Q1 2026, and highest in Q4 2026 due to the timing of scheduled plant maintenance, mine sequencing and completion of plant upgrades and enhancements which are expected to improve recoveries. This is expected to result in an approximate 45% / 55% split of the Company’s total gold production between the first half and second half of the year, respectively. Total average cash cost[1] are expected to be in the range of $1,400 - $1,600 per ounce for fiscal 2026, compared with actual 2025 total average cash cost[1] of $1,530 per ounce. The Company expects cash cost to be slightly higher in the first half of the year and lower in the second half of the year in line with the production weighting.

•	Operating cash flow will be predominantly reinvested in the Company with a focus on value enhancing activities, including: (i) exploration and drilling with a focus on potential mineral resource expansion at the Buckreef Main Zone (underground resource drilling), Stamford Bridge (exploration drilling), and Eastern Porphyry (grade control / resource drilling); (ii) capital programs focused on further plant upgrades and expansions to improve throughput and recoveries; and (iii) additional mining and drilling equipment to improve operating efficiency and lower mining cost per tonne and drilling cost per meter.

•	Total capital expenditures, excluding waste rock stripping, are expected to be in the range of $15 - $20 million, compared with actual 2025 cash capital expenditures (including VAT) of approximately $15.6 million. Capital expenditures include initiatives related to the long-term growth of Buckreef Gold, including the plant upgrade and expansion project aimed at increasing average annual throughput and recoveries at Buckreef Gold. This includes the addition of a pre-leach thickener, combined with upgrades to the elution plant, new ADR plant, improved air blowers and oxygen dispersion. Capital expenditures also include downpayments for the addition of a flotation circuit as well as the addition of a Semi Autogenous Grind Mill and new crushing circuit (including a new jaw crusher, conveyor and ancillary Carbon-in-Leach tanks) as part of the longer-term plan to expand the plant to 3,000+ tpd as outlined in the PEA. The Company is also planning expenditures related to the construction of a significantly expanded TSF, and procurement of heavy (and mobile) equipment, dewatering pumps and upgraded camp accommodation during fiscal 2026.

•	Capitalized waste rock stripping will be expensed or capitalized based on the actual quarterly stripping ratio versus the expected life of mine stripping ratio and may be variable quarter over quarter and year over year. In fiscal 2026, capitalized stripping is expected to be lowest in Q1 2026 and then incurred evenly over Q2-Q4 2026 based on the expected mine plan.

•	Exploration expenditures are expected to be in the range of $3 - $5 million, and include a geophysics survey to identify additional drilling targets, underground resource drilling on the Buckreef Main Zone, exploration drilling on the Stamford Bridge Zone, reverse circulation drilling on the Eastern Porphyry and the addition of an owner operated reverse circulation drilling rig and diamond drilling rig, which are expected to improve the Company’s drilling cost per meter.

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Management’s Discussion and Analysis August 31, 2025

Inventory

•	As at August 31, 2025, the ROM pad stockpile contained 398,699 tonnes at an average grade of 1.18 g/t with an estimated 15,162 ounces of contained gold. A further stockpile of crushed mill feed of 17,073 tonnes at 1.95 g/t containing an estimated 1,069 ounces of gold has been accumulated between the crusher and mill. The fair market value of the ounces of gold on the ROM pad stockpile and crushed ore stockpile is approximately $55.7 million using the London PM Fix gold price of $3,429 per ounce as at August 31, 2025. Since year-end August 31, 2024, the Company added to the ROM pad stockpile (5,613 ounces) and added to the crushed ore stockpile (213 ounces) to support mill feed. These fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing. During the year ended August 31, 2025, the Company processed stockpiled and mined material through the 2,000 tpd processing plant and consequently reported gold in circuit, reflecting a buildup of metal inventory in the CIL tanks. The Company reported 1,047 ounces of gold in circuit at August 31, 2025, which reflected a decrease of 112 ounces from August 31, 2024, following gold elution and smelting activity during the year. Subsequent to Q4 2025, the ROM pad stockpile has increased significantly to date, as the Company began to access higher grade ore blocks in the pit and processed a higher proportion of high grade mined material. The ROM pad stockpile now contains 494,197 tonnes at an average grade of 1.36 g/t with an estimated 21,565 ounces of contained gold, an increase of 6,403 ounces compared to August 31, 2025.

Exploration

•	Subsequent to Q4 2025, the Company began the first phase of the fiscal 2026 exploration program by commencing a detailed 810 line-kilometer ground magnetic survey in October 2025. This high-resolution geophysical survey is designed to map subsurface magnetic variations across the tenement area, helping to identify structural features, lithological contacts, and potential mineralized zones. Key objectives of this survey include Phase (i) delineating magnetic anomalies associated with alteration zones or structural lineaments and Phase (ii) refining geological interpretations ahead of Induced Polarisation surveys and drilling. The field data is collected by a local geophysics company while quality assurance, quality control and data processing will be done by Terra Resources NL from Australia. Data collection and processing of Phase (i) is expected to be completed by the end of January 2026, with Phase (ii) planned for completion in February and March 2026.

•	Following completion of the survey, exploration and resource diamond drilling is expected to commence in February 2026 at the Stamford Bridge Zone, while resource development drilling using Reverse Circulation methods is expected to begin in December 2025 at the Eastern Porphyry, with the goal of upgrading inferred resources to indicated and measured categories.

Tailings Storage (TSF 2.2)

•	In Q4 2025, the Company successfully completed Phase II construction for TSF 2.2 providing Buckreef Gold with tailings storage through Q3 2026. The Company is also progressing with detailed engineering work on TSF 3.0 for a long-term storage solution. Construction of TSF 3.0 is expected to begin in Q2 2026, including clearing / grubbing, excavation, embankment, minor underground improvements and HDPE lining of the tailings pond.

Environmental, Social and Corporate Governance (“ESG”)

•	The Company is committed to working to high ESG standards and is implementing several community programs, while continuing to develop a broader framework and policies. There were no reportable environmental incidents during the year ended August 31, 2025.

•	Buckreef Gold worked with Geita District Council and local wards to collaboratively identify programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold’s local hiring practices and includes Science, Technology, Engineering and Mathematics and gender goals.

10

Management’s Discussion and Analysis August 31, 2025

•	During Q3 2025, a new CSR plan for fiscal 2025 was approved by the Geita District Council. Buckreef Gold and the Geita District Council are partnering to provide further support around education and health assistance in the wards of Lwamgasa, Kaseme, Busanda, Butundwe and Butobela. A total of 420 million Tanzania Shillings (approximately $180,000) was budgeted by Buckreef Gold for fiscal 2025 to support priority areas in agreement with the Geita District Council, with a focus on outpatient buildings, road rehabilitation, classrooms and staff houses at the local health centers.

•	During the twelve months ended August 31, 2025, the Company completed construction projects on upgrades to the primary schools, secondary schools, health centers and road rehabilitation in the Busanda, Kaseme, Lwamgasa, Butundwe and Butobela districts, in line with the approved CSR plan. The Company has presented a CSR plan budget of 600 million Tanzania Shillings (approximately $250,000) to the Geita District Council for approval for fiscal 2026.

•	Buckreef Gold’s operations: (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities (in Tanzania); (ii) recycle all water used in its operations; (iii) employ a workforce that comprises 100% Tanzanian citizens (234 full-time employees, 352 contract miners and project contractors, 173 part-time/casual employees and interns); (iv) include development and building activities that are focused on maximizing local content; and (v) exhibit a ‘100 mile diet’ by procuring all food locally.

•	The Company supports local procurement in its activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available in Tanzania are purchased externally, firstly prioritizing East Africa, Africa, then globally.

Financial

•	During Q4 2025, Buckreef Gold poured a record 6,404 ounces of gold (Q4 2024: 5,767) and sold 6,977 ounces of gold (Q4 2024: 5,715) at a record average realized price[1] of $3,363 per ounce (Q4 2024: $2,412) excluding the revenue and gold ounces sold related to the prepaid gold purchase agreement with OCIM Metals & Mining SA (“OCIM”) and interest costs related to the Auramet gold prepaid purchase agreement (“average realized price (net)[1]”). During Q4 2025, gold ounces sold were higher than gold ounces produced as the Company sold 646 ounces that had been set aside in inventory in Q3 2025 (reflecting approximately 20% of production from April 1st, 2025), for domestic sale through the central bank and local refineries, in line with Section 59 of the Tanzanian Mining Act. During Q4 2025, the Company signed a Gold Sale Service Agreement with the BoT and sold the 646 ounces in inventory to the BoT at market rates, benefiting revenue, operating cashflow and working capital in Q4 2025. For the twelve months ended August 31, 2025, gold ounces poured and sold were 18,935 (2024: 19,389 ounces) and 19,213 (2024: 19,075 ounces) respectively, at an average realized price (net)[1] of $3,033 per ounce (2024: $2,179 per ounce).

•	During Q4 2025, the Company recognized record revenue of $23.5 million (Q4 2024: $13.6 million), cost of sales of $10.9 million (Q4 2024: $7.0 million), and cash cost[1] of $1,354 per ounce (Q4 2024: $1,100). The Company generated gross profit of $12.6 million (Q4 2024: $6.6 million), net income of $5.3 million (Q4 2024: net income $3.3 million), operating cash flow of $8.5 million (Q4 2024: $6.0 million), and Adjusted EBITDA[1] of $12.7 million (Q4 2024: $6.2 million). The increase in revenue, gross profit, net income, operating cashflow and Adjusted EBITDA[1] is mainly related to higher ounces of gold sold of 6,977 ounces (Q4 2024: 5,715 ounces) and a higher average realized price (net)[1] of $3,363 per ounce (Q4 2024: $2,412).

•	Mining costs per tonne of $3.94 in Q4 2025 were higher than the prior year comparative period (Q4 2024: $3.26) mainly due to an increase in drilling and blasting required to access fresh (sulphide) rock compared to the prior period which was a higher proportion of free dig material. Additionally, the Company incurred higher grade control drilling costs following an increase in drilled meters in Q4 2025, to better define the ore grades and ore blocks in the pit for enhanced predictability around mine planning and blasting.

11

Management’s Discussion and Analysis August 31, 2025

Owner operated equipment is being utilized to provide cost effective support for site development projects as well as plant feed operations. During Q4 2025, the Company’s owner operated fleet mined 660 kt of waste (primarily from Stage 2 of the Main Zone) and 104 kt of topsoil from the Eastern Porphyry to enable waste dumping throughout the upcoming rainy season, supplementing the contract mining fleet during the quarter. Mining costs per tonne of $3.86 for fiscal 2025 were in line with the prior year comparative period (2024: $3.86) and reflect completion of the scheduled waste stripping campaign at the north end of the Stage 1 pit and south end of the Main Zone during the first half of fiscal 2025. During the twelve months ended August 31, 2025, the Company’s owner operated fleet mined 1,110 kt of ore, waste and topsoil, including waste around the historical voids in the Main Zone, which began to provide access to high grade ore benefiting production in Q4 2025. Mining cost per tonne for the owner operated fleet for the twelve months ended August 31, 2025, was approximately $1.40 per tonne for mining operations (ore, waste and topsoil). Mining costs per tonne are expected to improve in fiscal 2026 as the Company realizes economies of scale by further supplementing the contract mining fleet with the Company’s owner operated fleet. Processing costs per tonne of $16.92 in Q4 2025 were higher than the prior year comparative period (Q4 2024: $13.23 per tonne) mainly due to the timing of ball mill relining, combined with an increase in grinding ball and cyanide consumption which was used to enhance the grindability of fresh ore and improve leaching kinetics across the tanks. Additionally, an increase in consumption of other reagents and chemicals was used to wash barren carbon to enhance carbon activity by removing calcium; and improve dissolved oxygen levels across the CIL tanks, both with the objective of enhancing overall plant recovery. Processing cost per tonne of $14.90 in fiscal 2025 were significantly lower than the prior year comparative period (2024: $20.07) predominantly due to greater economies of scale following final commissioning of the expanded 2,000 tpd processing facility. The higher processing plant throughput of 1,483 tpd in fiscal 2025 (2024: 973 tpd) provided a higher proportion of overhead cost absorption, thus benefiting processing cost per tonne in fiscal 2025.

•	For the twelve months ended August 31, 2025, the Company recognized record revenue of $57.6 million (2024: $41.2 million), cost of sales of $33.7 million (2024: $23.2 million), gross profit of $23.9 million (2024: $17.9 million), net income of $6.6 million (2024: $3.5 million), operating cash flow of $16.3 million (2024: $15.3 million), and Adjusted EBITDA[1] of $22.0 million (2024: $15.3 million). The increase in revenue, gross profit, net income, operating cashflow and Adjusted EBITDA[1] compared to the prior year comparative period is mainly due to the impact of a higher average realized gold price on higher ounces of gold sold. During the period, the Company sold 19,213 ounces of gold (2024: 19,075 ounces) at an average realized price (net)[1] of $3,033 per ounce (2024: $2,179 per ounce).

•	As at August 31, 2025, the Company had $7.8 million of cash, an increase in net cash of approximately $1.2 million from Q3 2025 (August 31, 2024: $8.3 million) and positive working capital of $5.7 million after adjusting for non-cash liabilities (August 31, 2024: $0.4 million). During Q4 2025, the Company recapitalized its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile inventory. As a result, the Company’s current ratio has improved from approximately 0.8 at May 31, 2025, to approximately 1.3 at August 31, 2025, after adjusting for non-cash liabilities. The Company also fully repaid its short term borrowings of approximately $3.0 million in Q4 2025 and has full access to its liquidity lines.

•	During 2022 the Company entered into a prepaid Gold Doré Purchase Agreement with OCIM Metals and Mining S.A. (“OCIM Agreement”). During the year ended August 31, 2025, the Company drew $0.5 million (2024: $2.5 million) in exchange for delivering 204 ounces of gold (2024: 1,369 ounces of gold) under the OCIM Agreement. The $0.5 million drawdown in Q1 2025 was used to help finance the procurement of heavy equipment and haul trucks to supplement the contractor-owned fleet with an owner’s operated fleet for Buckreef’s mining operations.

12

Management’s Discussion and Analysis August 31, 2025

•	On January 7, 2025, the Company entered into a Gold Prepayment Facility with Auramet International, Inc. through which Buckreef may, at its discretion, sell to up to an aggregate amount of 1,000 ounces of gold, up to 21 calendar days prior to deliver, on a revolving basis for a one-year term. On January 8, 2025, the Company sold 421.6 gold ounces under the Auramet Gold Prepayment Facility for proceeds of $1.1 million and concurrently purchased 421.6 gold ounces for $1.1 million to settle all outstanding gold ounces remaining under the OCIM Agreement. On January 10, 2025, the OCIM Agreement was terminated. As at August 31, 2025, the Company had 1,000 gold ounces outstanding under the Auramet Gold Prepayment Facility. On September 25, 2025, the Company amended the terms of the Auramet Gold Prepayment Facility to sell up to an aggregate amount of 1,500 ounces of gold.

•	During Q2 2025, the Company also entered into its first ever credit agreement with Stanbic Bank Tanzania Limited (“Stanbic”) and renewed it’s At The Market Offering Agreement (“ATM”) with H.C. Wainwright & Co., LLC (“H.C. Wainwright”) as Lead Agent and Roth Capital Partners, LLC (“Roth Capital”) as Co-Agent. The combination of these facilities provides the Company with access to supplementary capital, strengthened liquidity, and additional financial flexibility to help accelerate growth in the short to medium term. The credit agreement with Stanbic consists of a $5 million revolving credit facility and a $4 million vehicle and asset financing (“VAF”) facility that may be used at the Company’s discretion. The $5 million revolving credit facility has a maximum tenor of twelve months and the $4 million VAF facility has a maximum tenor of thirty-six months. The revolving credit facility provides the Company with access to supplementary liquidity and may be used to support the working capital requirements of the business at the Company’s discretion. This facility will allow the Company to make cost effective decisions for deployment of capital across its operations to support continued expansion and growth. The revolving credit facility and VAF facility include standard and customary financing terms and conditions, including those related to security, fees, representations, warranties, covenants, and conditions. This is the first credit facility entered into by Buckreef Gold. As at August 31, 2025, the Stanbic facility was undrawn (August 31, 2024 - $nil). In September 2025, the credit limits under the Stanbic Facility were amended to $4.0 million for the overdraft and short-term revolving credit facility and $5.0 million for the VAF Facility.

•	The Company renewed its ATM with H.C. Wainwright and Roth Capital, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $25 million. The renewed ATM facility replaces a prior $10 million ATM facility with H.C. Wainwright and Roth Capital and a $10 million purchase agreement with Lincoln Park Capital Fund, LLC, which expired in mid-January 2025 pursuant to its terms. The Company intends to use the ATM prudently based on prevailing market conditions. If TRX Gold chooses to sell shares under the ATM Offering, the Company intends to use the net proceeds of this offering for drilling, exploration and technical work for the development of the larger project, and for working capital and other general corporate purposes. As at August 31, 2025, no shares have been sold under the ATM agreement.

•	As at August 31, 2025, the Company recognized $7.7 million of sales tax receivable on the Consolidated Statements of Financial Position. Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). During the twelve months ended August 31, 2025, the Company recovered $4.2 million (2024: $3.6 million) of VAT from the TRA in cash or offsets against other taxes.

13

Management’s Discussion and Analysis August 31, 2025

Other

•	During Q3 2025, the Company announced the appointment of John McVey as the newest member of the Company’s Board of Directors. Mr. McVey was CEO of Procon Mining & Tunnelling, a prominent underground development contractor, from 2015 – 2024. Mr. McVey has an extensive background in engineering and construction having spent 15 years in the Bechtel organization in a variety of roles including Mining & Metals Country Manager for Canada and President of Bantrel. Mr. McVey has B.A.Sc. and M.A.Sc. in Chemical Engineering from the University of Waterloo and is a licensed professional engineer in Ontario and Alberta. He achieved the ICD.D designation from the Institute of Corporate Directors in 2017 and also serves on the boards of Fortune Minerals and Arizona Gold & Silver.

•	On December 6, 2024, the Company announced the appointment of Richard Boffey as Chief Operating Officer (“COO”). Mr. Boffey is a seasoned executive, bringing more than 35 years of operational experience to the TRX Gold team and will be instrumental in the continued growth and development of Buckreef Gold. Mr. Boffey joins TRX Gold, having previously held senior executive positions with several other multi-national mining companies. Most recently, he held the position of General / Country Manager at the Tara Resources Brskovo Mine Project in Montenegro, where he led the technical studies, engineering design, resource drilling, project financing, and site preparation activities for the construction and development of a mining operation. Mr. Boffey holds a Bachelor of Mining Engineering (Hons) from the University of Auckland and is a Member of AusIMM, Competent Person (Reserves) under JORC, NI 43-101.

14

Management’s Discussion and Analysis August 31, 2025

Key Operating Information

Select operating and financial information from the operation for the three and twelve months ended August 31, 2025, follows below:

Select Operating and Financial Data

		Unit	Three months ended August 31, 2025	Three months ended August 31, 2024	Twelve months ended August 31, 2025	Twelve months ended August 31, 2024
Operating Data
Ore Mined		k tonnes	251	119	615	410
Waste Mined		k tonnes	1,242	1,250	4,179	2,835
Total Mined		k tonnes	1,493	1,369	4,794	3,245
Strip Ratio		w:o	5.0	10.5	6.8	6.9
Mining Rate		tpd	16,227	14,876	13,134	8,890
Mining Cost		US$/t	$3.94	$3.26	$3.86	$3.86
Plant Ore Milled		k tonnes	139	142	541	355
Head Grade		g/t	1.95	1.66	1.53	2.19
Plant Utilization		%	92	91	89	88
Plant Recovery Rate		%	71	77	71	79
Processing Cost		US$/t	$16.92	$13.23	$14.90	$20.07
Plant Mill Throughput		tpd	1,512	1,542	1,483	973
Gold Ounces Poured		oz	6,404	5,767	18,935	19,389
Gold Ounces Sold		oz	6,977	5,715	19,213	19,075
Financial Data
Revenue[1]	$	('000s)	23,504	13,622	57,613	41,158
Gross Profit	$	('000s)	12,577	6,587	23,938	17,929
Net income	$	('000s)	5,265	3,284	6,566	3,510
Adjusted EBITDA[2]	$	('000s)	12,687	6,157	22,025	15,262
Operating Cash Flow	$	('000s)	8,456	6,034	16,280	15,316
Average Realized Price (gross)[2]		$/oz	3,369	2,384	2,999	2,158
Average Realized Price (net)[2,3,4]		$/oz	3,363	2,412	3,033	2,179
Cash Cost[2]		$/oz	1,354	1,100	1,530	1,103

[1] Revenue includes immaterial amounts from the sale of by-product silver and copper.
[2] Refer to the "Non-IFRS Performance Measures" section.
[3] Net of revenue and ounces of gold sold related to OCIM gold prepaid purchase agreement.
[4] Net of interest related to Auramet gold prepaid purchase agreement.

15

Management’s Discussion and Analysis August 31, 2025

Operational Overview

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Gold Project area can be accessed via a paved national road and, thereafter, via 17 kilometers of well maintained unpaved regional roads. The Buckreef Gold Project comprises several deposits, namely Buckreef, Eastern Porphyry, Anfield and the newly discovered Stamford Bridge. The Buckreef pit itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Updated Mineral Resource Estimate as of April 15, 2025, are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Area	MT	g/t	Koz	MT	g/t	Koz	MT	g/t	Koz	MT	g/t	Koz
Buckreef Main	2,982.8	2.36	226.4	6,193.9	2.72	542.6	7,549.3	2.37	576.0	9,176.7	2.61	769.0
Buckreef South	23.6	1.68	1.3	35.3	1.95	2.2	53.8	1.70	2.9	58.9	1.84	3.5
Buckreef West	40.3	3.27	4.3	204.7	2.52	16.5	73.9	2.37	5.6	245.0	2.64	20.8
Eastern Porphyry	2.9	6.97	0.6	1,306.4	2.35	98.8	1,198.8	2.44	94.0	1,309.3	2.36	99.4
Stamford Bridge	—	—	—	—	—	—	272.0	5.38	47.0	—	—	—
Total	3,049.6	2.37	233	7,740.3	2.65	660	9,147.8	2.47	726	10,789.9	2.57	893

Notes:

(1) Mineral Resources, which are not Mineral Reserves, may not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(2) The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

(3) The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

(4) Gold price used is $1,900/oz Au.

(5) The pit constrained cut-off grade of 0.42 g/t Au was derived from 80% process recovery, $21.04/tonne process and G&A cost, and a royalty of 7.3%. The constraining pit optimization parameters were $3.88/t mining cost and 45-degree pit slopes.

(6) The out-of-pit cut-off grade of 1.31 g/t Au was derived from 80% process recovery, $21.04/tonne process and G&A cost, a $40/tonne underground mining cost, and a royalty of 7.3%. The out-of-pit Mineral Resource grade blocks were quantified below the constraining pit shell and within the constraining mineralized wireframes. Out–of-Pit Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole mining methods.

(7) The Stamford Bridge cut-off grade of 1.20 g/t Au was derived from 80% process recovery, $21.04/tonne process and G&A cost, a $35/tonne underground mining cost, and a royalty of 7.3%. Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole underground mining methods.

16

Management’s Discussion and Analysis August 31, 2025

Figure 1: Location of Buckreef Gold Project Licences in the Lake Victoria Greenstone Belt

LAKE VICTORIA
Ikuza Is.
RUBONDO ISLANDS
Maisome Is.
GAME RESERVE
BIHARAMULO GAME RESERVE
Ukerewe I.
Nafuba I.
Speke Gulf
Serengeti Corridor
Geita
Nyanzaga
Tulawaka
Buckreef
Bulyanhulu
Golden Ridge
Lake Nyanza
Nyakafuru
Buzwagi
LEGEND
Gold Mines
Town
Railway
Roads_Victoria
Bukoban Sediments
Greenstone
Mbuga Soil
Alkaline Syenite - Fault Controlled
SCALE 1:800,000
31.5 °
32 °
32.5 °
33 °
33.5 °
34 °
-2.5 °
-3 °
-3.5 °

17

Management’s Discussion and Analysis August 31, 2025

Figure 2: 2,000 tpd Processing Plant at Buckreef Gold, showing CIL tanks and conveyor feed to the ball mills

Figure 3a: Buckreef Gold expanded crushing circuit

18

Management’s Discussion and Analysis August 31, 2025

Figure 3b: Buckreef Gold ore moving through crushing circuit

Figure 3c: Buckreef Gold’s 1,000 tpd ball mill (Q3 2024)

19

Management’s Discussion and Analysis August 31, 2025

Figure 4: Buckreef Gold Tailings Storage Facility Expansion at TSF 2.2 (TSF 2.2 now completed and fully operational)

Figure 5: Buckreef Gold’s Open Pit Mining Operations (Q4 2025)

20

Management’s Discussion and Analysis August 31, 2025

Figure 6a: Load and Haul Operations at Buckreef Gold (Q4 2025)

Figure 6b: Load and Haul with New 350 Excavator and Haul Truck (Q4 2025)

21

Management’s Discussion and Analysis August 31, 2025

Figure 7: Revised Process Flowsheet for the Upgraded and Expanded Plant

CRUSHING CIRCUIT
JAW CRUSHER
CRUSHED ORE STOCKPILE
SABM CIRCUIT
SAG MILL
BALL MILL
NEW FLOTATION & FINE GRIND CIRCUIT
FLOTATION CELL
FINE GRIND MILL
FINE GROUND CONCENTRATE THICKENER
FLOTATION TAILS PRE LEACH THICKENER
LEACH CIRCUIT
INTENSIVE LEACH AND OXIDATION
ADR CIRCUIT
REGEN KILN
ACID WASH & ELUTION
CARBON STORAGE
CARBON
CIL LEACH TANKS
ELECTROWINNING
FURNACE
GOLD DORE
TAILINGS CIRCUIT
PASTE PLANT 2027 - 2028
TAILINGS PASTE THICKENER
CEMENT
PUMP
UNDERGROUND BACKFILL
TAILINGS STORAGE FACILITY

Figure 8: 18 Meter Diameter Pre-Leach Thickener

22

Management’s Discussion and Analysis August 31, 2025

Figure 9: Pre-Leach Thickener Foundation Civils in progress

Figure 10: Aachen ® Reactor ready for shipment Figure 11: Vendor Testwork Flotation Cells

23

Management’s Discussion and Analysis August 31, 2025

Exploration & Mineral Resources

The Company continues to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company, in conjunction with Buckreef Gold, has:

•	Announced in F2025 its best drill results ever, on a gtm basis with hole BMDD315 intersecting 37 m @ 6.86 g/t Au (253.82 gtm) from 130 m. This drill hole result is approximately 250 m east of the Buckreef Main Zone, host to Buckreef Gold’s 2M+ ounce Au Mineral Resource[1] and where current operations are ongoing in the Main Pit. This drill hole result comes following the Company’s previous best drill hole result, with hole BMDD310 intersecting 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. This drill hole result is approximately 200 m east of the Buckreef Main Zone. These drill holes led to the discovery of a promising new gold mineralization shear zone, named the “Stamford Bridge Zone” at which current drill results are revealing geological characteristics and mineral alterations similar to that at Buckreef’s Main Zone. Holes BMDD315 and BMDD310, mentioned above, are located along the Stamford Bridge Zone. During Q1 2025, the Company drilled 2,420 meters along the Stamford Bridge Zone on newly defined, high-priority targets. Thus far, drilling has covered 150 m of this newly identified mineralized structure and geological logging confirms the continuity of the structure. These results are beginning to form what can become a potential 1-kilometer “bridge” between the Buckreef Gold Main Zone, where current operations are ongoing, and the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry. The latter also links to the Anfield Zone to the southeast, discovered in 2022. The Company has planned a geophysical survey campaign, which will focus on the Stamford Bridge trend line, as well as an area covering up to 500 meters to both the North and South sides of the trend line. Following the results of this campaign, a strategic drill campaign will resume on newly defined, high-priority targets.

•	Announced in F2023 near surface drilling results from the Anfield and Eastern Porphyry Zones, with highlights of 14 m @ 3.5 g/t including 3.0 m @ 10.9 g/t from 47 m from the Eastern Porphyry, and 2.94 m grading at 13.74 g/t, from 43.00 m in the Anfield zone (full results provided in Table 3). The zones are located at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the east of Buckreef Main Zone (Figure 12). The intercepts confirm multiple zones of strong mineralization towards the south-west of the known Eastern Porphyry deposit and the first diamond drill hole intersections on the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity (assuming exploration success) to host future mineral resources outside of the Buckreef Main Zone.

•	Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figure 12). To date, the Company has tested the NE Extension and successfully identified gold mineralization over an additional 300 meters. The deposit remains open along strike to the NE and future infill drilling is warranted. The SW extension has also been tested with wide-spaced drilling and the exploration program has returned encouraging results. The deposit now remains open along strike to the SW.

•	Collectively, between the NE extension and SW drilling the known strike extent of gold mineralization on the deposit structure has been expanded approximately 500 meters, or by nearly 30% since exploration recommenced. The Company will continue to identify areas offering the best opportunity to add gold ounces to the mineral resource inventory and commence an infill drilling program.

24

Management’s Discussion and Analysis August 31, 2025

Best Drill Hole Results in History of Buckreef Gold – Announcement of Stamford Bridge Zone

During Q1 2025, the Company announced its best drill results ever, on a gtm basis with hole BMDD315 intersecting 37 m @ 6.86 g/t Au (253.82 gtm) from 130 m. This drill hole result is approximately 250 m east of the Buckreef Main Zone, host to Buckreef Gold’s 2M+ ounce Au Mineral Resource1 and where current operations are ongoing in the Main Pit. This drill hole result comes following the previous best drill result, with hole BMDD310 intersecting 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. This drill hole result is approximately 200 m east of the Buckreef Main Zone.

The Company also announced the discovery of a promising new gold mineralization shear zone, named the “Stamford Bridge Zone” at which current drill results are revealing geological characteristics and mineral alterations similar to that at Buckreef’s Main Zone. Holes BMDD315 and BMDD310, mentioned above, are located along the Stamford Bridge Zone.

Stamford Bridge Shear Zone Highlights:

1.	Hole BMDD315 intersected 37 m @ 6.86 g/t Au from 130 m; including 23 m @ 9.31 g/t Au from 139 m.

2.	Hole BMDD310 intersected 35.5 m @ 5.48 g/t Au from 64 m; including 13m @8.06g/t Au.

3.	Hole BMDD312 intersected 17.2 m @ 3.14 g/t Au from 164.6 m.

4.	Geotechnical hole BMGT001 intersected 11.39 m @ 2.80 g/t Au from 104.0 m, and 22.0 m @ 2.36 g/t Au from 186.6 m. Both results are interpreted to be part of the Stamford Bridge Zone trend.

5.	BMGT001 intersected the Buckreef Main Zone of 32.80 m @ 1.70 g/t Au (ending in mineralization) from 393.0 m.

During Q2 2025, the Company announced three additional drill hole results (BMDD319-321) providing further evidence of gold mineralization along the Stamford Bridge Zone as follows:

6.	Hole BMDD319 intersected 21.0 m @ 8.63 g/t Au from 81.0 m.

7.	Hole BMDD320 intersected 20.5 m @ 5.14 g/t Au from 125.5 m.

8.	Hole BMDD321 intersected 5.0 m @ 2.74 g/t Au from 157.0 m.

The Stamford Bridge Zone was discovered through detailed geological mapping of the Main Pit floor that identified a trend of high-grade mineralization on the eastern side of the Main Pit trending 070 East (Figure 12). This is an exceptional discovery at the Buckreef Gold Project, resulting in the most significant mineralization identified within Buckreef Gold’s drill history.

The exploration team then identified that geotechnical hole BMGT001 (one of geotechnical holes drilled as part of the Buckreef Main Zone geotechnical study completed by Terrane Geoscience Inc.) located 160 m east of the Main Pit, drilled across the Stamford Bridge (Figure 12), and was subsequently relogged (Table 1). The logging confirmed the presence of three mineralization zones, including the Stamford Bridge Zone. The zones were sampled, and the assay results are summarized below (Table 1). To date, the new Stamford Bridge Zone has shown evidence of a sheared mineralized zone with similar geological characteristics to that found in the Main Zone, i.e., zones are measured as being near vertical with strong alteration.

Thus far, drilling has covered more than 150 m of this newly identified mineralized structure and geological logging confirms the continuity of the structure. These results are beginning to form what can become a potential 1-kilometer “bridge” between the Buckreef Gold Main Zone, where current operations are ongoing, and the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry (see Figure 12). The latter also links to the Anfield Zone to the southeast, discovered in 2022.

25

Management’s Discussion and Analysis August 31, 2025

The Company has planned an expanded diamond drill program to test for further mineralization along this newly developing trend.  Although these are early-stage results, and only two sections along the newly identified trend have been drilled, key interpretations include:

1.	The Stamford Bridge Zone is potentially a significant shear zone and geologically similar to the Buckreef Main Zone. It bridges the gap between Buckreef Main Zone and the Eastern Porphyry deposit to the Southeast.

2.	Pinching and swelling of the Stamford Bridge Zone has been observed in the first section drilled; 4m wide in the first drillhole and over 17 m wide on the second drillhole down dip; and

3.	The second section has intercepted a significant shear zone, over 35 m wide with distorted shear fabric by alteration overprint. Therefore, a minimal number of follow-up drillholes will be required to understand geometry of this new discovery.

Figure 12: Buckreef Gold Showing Location of Stamford Bridge Zone and Drill Hole Results

N
BUCKREEF GOLD COMPANY
BUCKREEF DEPOSIT
INTERPRETED GEOLOGY
WITH STAMFORD BRIDGE
DRILL UPDATES
LEGEND
Planned Drill Hole
Drilled DD Hole
Nov Drilled Holes
Pit Design
November Intercept
October Intercept
Previously Reported Intercept
Granite
Porphyry
Mineralised Shear Zone
Gabbroic Dyke
Basalt
Doleritic Basalt
BMDD320;
20.50m @ 5.14g/t Au from 125.5m
Stamford Bridge
BMGT001;
11.39m @ 2.8g/t Au from 104m
22m @ 2.36g/t Au from 186.6m,
32.8m @ 1.70g/t Au from 393m.
BMDD321;
5m @ 2.74g/t Au from 157m
BMDD315;
37m @ 6.86g/t Au from 130m
Incl. 23m @ 9.31g/t from 139m.
BMDD319;
3m @ 1.21g/t Au from 76m,
21m @ 8.63g/t Au from 81m.
BMDD309;
2.7m @ 1.65g/t Au from 101.8m
BMDD310;
35.5m @ 5.48g/t Au from 64.5m
Incl. 13m @8.06g/t from 76m
BMDD312;
17.2m @ 3.14g/t Au from 164.6m
Buckreef Main Pit
Eastern Porphyry Deposit
0
500
metres

26

Management’s Discussion and Analysis August 31, 2025

Figure 13: Drill sections - Stamford Bridge Zone (Drill Holes BMDD 310 – 312)

Figure 14: Cross-section results for drill hole BMDD315 - Stamford Bridge Zone

27

Management’s Discussion and Analysis August 31, 2025

Table 1: Summary of Results – Stamford Bridge

Stamford Bridge Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMGT001	DD	391,780	9,658,453	1,218	270	-50	105.0	115.4	10.4	3.03	Msh	Stamford Bridge Mineralised shear zone with strong alteration
							186.6	208.0	21.4	2.42	Msh
							393.0	425.8	32.8	1.70	Msh	Buckreef main shearzone

BMDD309	DD	391,676	9,658,400	1,217	334	-60	101.8	104.5	2.7	1.65	Msh
												Mineralised shear zone with strong alteration
BMDD310	DD	391,723	9,658,418	1,217	334	-60	64.5	100.0	35.5	5.48	Msh

BMDD312	DD	391,685	9,658,382	1,216	335	-60	164.6	180.8	16.2	3.14	Msh	Mineralised shear zone with strong alteration

BMDD315	DD	391,770	9,658,435	1,217	335	-60	130.0	166.0	36.0	7.04	Msh	Mineralised shear zone with strong alteration

BMDD319	DD	391,729	9,658,404	1,217	335	-60	76.0	79.0	3.0	1.21	Msh	Mineralised shear zone with strong alteration

BMDD319	DD	391,729	9,658,404	1,217	335	-60	81.0	102.0	21.0	8.63	Msh	Mineralised shear zone with strong alteration

BMDD320	DD	391,765	9,658,447	1,218	335	-60	125.5	146.0	20.5	5.14	Msh	Mineralised shear zone with strong alteration

BMDD321	DD	391,790	9,658,441	1,218	335	-60	157.0	162.0	5.0	2.74	Msh	Mineralised shear zone with strong alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.

Buckreef Gold Main Zone Drilling Results and Interpretation

The significant mineralized intercepts of the Buckreef Main Zone are as shown in Figure 15. It is evident that the deposit remains open on trend to the NE and SW. As previously noted, the Company had initiated a drill program, specifically to explore potential mineralization extensions to the NE and SW.

During F2023, the Company received assay results from its exploration program which has provided another extension of known mineralization on the Buckreef Gold Main Zone to the south.

The results are positive and significant for the Company as they continue to demonstrate: (i) continuity of gold mineralization along strike to the southwest of the Main Zone deposit; and (ii) continued gold mineralization under the (historical) South Pit. The deposit, therefore, remains ‘open at depth and on strike,’ and in combination with the 300 meter extension of the NE (announced previously) represents approximately a 30% increase in the Main Zone deposit strike length to over 2.0 kms.

Highlights include:

•	Hole BMDD250 intersected 34.8 m grading @ 1.26 g/t Au from 87.2 m, including 10.0 m grading @ 3.08 g/t from 89.9 m; and

•	Hole BMDD275 intersected 16.5 m grading @ 2.01 g/t Au from 53.7 m, including 7.0 m grading @ 3.28 g/t from 56.0 m.

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

Extension of Buckreef Main Zone South by a further 200 meters: Expansion of the gold deposit mineralization by 300 meters in the NE and 200 meters in the southwest (increases in the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kms) on the Buckreef Gold deposit which contains over 2.0 million ounces of gold in the Measured and Indicated Mineral Resources in the Buckreef Main Zone. The Company has drilled a total of 24 drill holes representing 4,255 meters in the southwest area, with full results provided in Table 2. The Buckreef Main Zone continues to be open further to the NE and extending to the Buckreef Special Mining License boundary and to the SW (see Figure 16). In the latter the trend is aligned to several historical artisanal scale miner pits.

28

Management’s Discussion and Analysis August 31, 2025

Table 2: Buckreef Main Zone South Drill Hole Sample Results Summary

Buckreef South Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMDD248	DD	391,071.5	9,657,427.0	1,214.5	306	-58	143.0	148.0	5.0	0.45	Msz	Shear zone with Mild alteration
							192.5	198.0	5.5	0.38	Msz	Shear zone with mild alteration

BMDD249	DD	391,042.0	9,657,447.3	1,215.5	306	-54	120.4	128.0	7.6	0.41	Msz	Shear zone with mild alteration

BMDD250	DD	391,114.5	9,658,259.0	1,227.8	306	-60	30.0	33.0	3.0	0.42	Msz	Shear zone with mild alteration
							87.2	122.0	34.8	1.26	Msz	Mineralised shear zone with mild to strong alteration
							89.0	99.0	10.0	3.08	Msz	Shear zone with strong alteration

BMDD252	DD	391,061.7	9,657,528.7	1,216.3	306	-48	34.0	38.7	4.7	0.32	Msz	Shear zone with mild alteration
							79.5	99.0	19.5	0.74	Msz	Mineralised Shear zone with mild alteration

BMDD253	DD	390,927.6	9,657,500.0	1,218.1	126	-51	82.1	85.5	3.4	0.96	Msz	Mineralised shear zone with mild alteration

BMDD254	DD	391,137.4	9,657,821.0	1,220.2	306	-57	56.0	59.8	3.8	1.3	Msz	Mineralised shear zone with mild alteration

BMDD256	DD	391,122.7	9,657,787.0	1,219.6	306	-57	27.9	30.0	2.1	1.21	Msz	Mineralised shear zone with mild to strong alteration
							43.3	45.0	1.7	0.56
							54.0	57.7	3.7	1.73
							77.0	81.0	4.0	0.5

BMDD258	DD	391,078.9	9,657,620.0	1,217.3	306	-50	23.0	25.0	2.0	1.76	Msz	Mineralised shear zone with mild alteration
							41.0	44.0	3.0	0.47

BMDD259	DD	391,156.0	9,657,714.0	1,217.7	306	-53	82.0	83.5	1.5	0.82
							108.0	110.0	2.0	0.71	Msz	Mineralised shear zone with mild alteration
							131.0	136.0	5.0	0.52

BMDD267	DD	390,966.4	9,657,379.9	1,213.7	305	-62	165.0	167.0	2.0	1.41	Msz	Shear zone with mild alteration

BMDD273	DD	390,969.4	9,657,256.9	1,210.3	306	-57	36.1	37.7	1.6	0.49	Msz	Shear zone with mild alteration

BMDD274	DD	390,918.3	9,657,289.7	1,212.0	306	-57	39.4	41.0	1.7	0.78	Msz	Shear zone with mild alteration

BMDD275	DD	390,940.4	9,657,216.0	1,210.0	306	-57	27.5	29.2	1.8	0.51
							43.0	52.1	9.1	0.58
							53.7	70.2	16.5	2.01	Msz	Mineralised shear zone with mild to strong alteration
							56.0	63.0	7.0	3.27
							80.3	84.6	4.3	0.96

BMDD278	DD	390,967.1	9,657,195.1	1,209.2	306	-57	63.6	71.6	8.1	0.65
							83.0	89.3	6.3	1.00	Msz	Mineralised shear zone with mild alteration
							128.0	131.0	3.0	0.74

BMDD279	DD	390,996.1	9,657,175.3	1,208.9	306	-57	41.0	46.0	5.0	1.13
							48.0	51.0	3.0	0.63
							140.6	142.0	1.4	2.72	Msz	Mineralised shear zone with mild to strong alteration
							148.9	159.4	10.5	0.96

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.

29

Management’s Discussion and Analysis August 31, 2025

Table 3: Buckreef Eastern Porphyry and Anfield Zone Sample Results Summary

Eastern Porphyry Significant Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)

BMDD297	DD	391955	9657841	1223	126	55	12.90	19.00	6.10	1.41	FP	Oxidised Felsic pophyry with preserved shear fabric hosting quartz veins
							61.40	64.00	2.60	2.08	FP	Slightly sheared felsic porphyry with Quartz, Carbonate pyrite alterations.
							70.00	73.82	3.82	3.10	FP
							98.80	113.50	14.70	1.22	FP	Sheared unit of Felsic intrussive interfingering with mafic volanics. Quartz carbonate and pyrite altered.

BMDD298	DD	391997	9657844	1223	124	60	27.00	41.00	14.00	3.48	FP	Oxidised Felsic porphyry with preserved shear fabric hosting quartz veins
				Including			27.00	30.00	3.00	10.96
							47.00	72.23	25.23	1.62	FP	Weakly sheared felsic porphyry with moderate to strong Quatrz, Carbonate pyrite alterations.
							84.00	89.00	5.00	1.07	FP

BMDD299	DD	391901	9657813	1223	126	60	21.61	28.00	6.39	1.04	FP	Moderate to weakly oxidised Felsic pophyry with preserved shear fabric

BMDD300	DD	391989	9657821	1191	126	55	33.65	37.26	3.61	6.80	FP	Moderately oxidised Felsic pophyry with preserved shear fabric and hosting quartz vein

Anfield Prospect Significant Intercept Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
AFDD001	DD	391180.90	9657185.00	1210.275	135	-60	43	45.94	2.94	13.74	MB	Sheared mafic volcanic rock hosting quartz vein

AFDD002	DD	391164.50	9657169.00	1210.136	135	-60	42.71	44.54	1.83	1.17	MB	Sheared mafic volcanic rock
							83.42	88.34	4.92	0.9

AFDD004	DD	391209.40	9657173.00	1209.381	315	-60	32.45	38.54	6.09	1.41	MB	Sheared mafic volcanic rock

AFDD005	DD	391191.90	9657155.00	1209.368	315	-60	17.09	21.35	4.26	1.01	MB	Sheared mafic volcanic rock hosting quartz vein
							42.8	44.8	2.00	2.53		Sheared mafic volcanic rock
							47.09	51.15	4.06	1.27

AFDD007	DD	391108.36	9657186.36	1210.026	126	-55	137.5	138.5	1.00	5.71	MB	Sheared mafic volcanic rock with strong quartz carbonate pyrite alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.

30

Management’s Discussion and Analysis August 31, 2025

Figure 15: NE Buckreef Main Zone and location of the Eastern Porphyry - Anfield Zone trend

Anfield Zone with All Significant Intercept Map

N
North East Extension
Stamford Bridge Zone
BR West
Main Zone
Eastern Prophyry
Southwest Extension
Anfield
Bingwa
Tembo
Legend
All intercept by Au_ppm
5 to 1,970
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Artisanal workings
0 250 500 1,000
Metres
High priority gold zones with exceptional potential, the focus of F2025 drilling.
Newly Discovered Gold Trends
Bottom and Upper Reference Line to Greenstone Belt
SML Boundary

31

Management’s Discussion and Analysis August 31, 2025

Figure 16: Map Showing Mineralization Extension and Location of Drill Results at Buckreef Main Zone Southwest Extension

BUCKREEF GOLD COMPANY
BUCKREEF SOUTH
SIGNIFICANT INTERCEPT
MAP
0 25 50 100
metres
390,900 mE
391,200 mE
9,657,900 mN
9,657,600 mN
9,657,300 mN
N
BMDD254
3.80m @ 1.3g/t Au from 56.0m
BMDD256
2.12m @ 1.21g/t Au from 27.88m,
1.67m @ 0.56g/t Au from 43.33m,
3.73m @ 1.73g/t Au from 54.00m,
4.00m @ 0.50g/t Au from 77.00m.
BMDD259
1.50m @ 0.82g/t Au from 82.00m,
2.00m @ 0.71g/t Au from 108.00m,
5.00m @ 0.52g/t Au from 131.00m.
BMDD258
2m @ 1.76g/t Au from 23.00m,
3m @ 0.47g/t Au from 41.00m.
BMDD252
4.70m @ 0.32g/t Au from 34.00m,
19.51m @ 0.74g/t Au from 79.49m.
BMDD248
5.00m @ 0.45g/t Au from 143.00m,
5.48m @ 0.38g/t Au from 192.52m.
BMDD250
3.00m @ 0.42g/t Au from 30.00m,
34.80m @ 1.26g/t Au from 87.20m
Incl. 10m @ 3.08g/t Au from 89.00m
BMDD249
7.60m @ 0.41g/t Au from 120.40m
BMDD267
2m @ 1.41g/t Au from 165m
BMDD275
1.76m @ 0.51g/t Au from 27.48m,
9.08m @ 0.58g/t Au from 43m,
16.47m @ 2.01g/t Au from 53.70
Incl. 7m @ 3.27g/t Au from 56m,
4.32m @ 0.96g/t Au from 80.27m.
BMDD253
3.41m @ 0.96g/t Au from 82.06m
BMDD274
1.65m @ 0.78g/t Au from 39.35m
BMDD273
1.62m @ 0.49g/t Au from 36.08m
BMDD279
5m @ 1.13g/t Au from 41m,
3m @ 0.63g/t Au from 48m,
1.44m @ 2.72g/t Au from 140.56m,
10.49m @ 0.96g/t Au from 148.88m.
BMDD278
8.08m @ 0.65g/t Au from 63.56m,
6.30m @ 1.00g/t Au from 83.00m
3m @ 0.74g/t Au from 128.00m
LEGEND
Significant Intercept g/t Au
5 to 7.61
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline

32

Management’s Discussion and Analysis August 31, 2025

Metallurgical Results, Ongoing Test Work and Results of Metallurgical Variability Study

The Company continues to work on its mid-to-long-term larger project and has received assay results from its 19-hole metallurgical variability sampling program on the Buckreef Main Zone. The samples were dispatched to SGS South Africa for the metallurgical test work.

The results are positive and significant for the Company because they continue to demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization.

Highlights include:

•	Hole BMMT015 intersected 28.0 m grading @ 10.68 g/t Au from 0 m;

•	Hole BMMT020 intersected 123.0 m grading @ 2.69 g/t Au from 3 m;

•	Hole BMMT009 intersected 121.0 m grading @ 2.96 g/t Au from 3 m;

•	Hole BMMT022 intersected 106.0 m grading @ 4.19 g/t Au from 85 m, 77 m grading @ 3.09 g/t from 241 m; and

•	Hole BMMT021 intersected 90.0 m grading @ 1.56 g/t Au from 139 m.

Detailed results are shown in Table 4 and locations are shown in Figure 17.

Figure 17: Map Showing Location of Metallurgical Drill Holes and Their Result Highlights

390,500 mE
391,000 mE
391,500 mE
392,000 mE
9,659,000
9,658,500 mN
9,658,000 mN
LEGEND
Significant Intercept g/t Au
5 to 52.4
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline
Section Lines
BUCKREEF GOLD COMPANY
METALLURGY
SIGNIFICANT INTERCEPT
MAP
metres

33

Management’s Discussion and Analysis August 31, 2025

Table 4: Metallurgy Drill Hole Sample Results Summary

Metallurgy Samples Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMMT004	DD	391,096.8	9,657,894.8	1,217.7	127	-72	4.0	22.0	17.0	2.17	Msz	Oxidised and Mineralised shear zone

BMMT005	DD	391,134.7	9,657,947.9	1,217.6	119	-88	0.0	21.0	21.0	0.52	Msz	Oxidised and Mineralised Shear zone

BMMT006	DD	391,184.0	9,658,008.0	1,217.7	303	-77	4.0	15.6	11.6	0.68	Msz	Oxidised and Mineralised Shear zone

BMMT007	DD	391,223.8	9,658,080.1	1,214.7	304	-81	0.0	8.0	8.0	0.39	Msz	Oxidised and Mineralised Shear zone

BMMT008	DD	391,292.3	9,658,148.7	1,220.1	306	-77	2.0	94.0	89.0	1.72	Msz	Mineralised shear zone with Quartz Veining

BMMT009	DD	391,337.4	9,658,225.5	1,222.1	303	-82	3.0	124.0	121.0	2.96	Msz	Oxidised and Mineralised shear zone
							127.0	148.0	21.0	0.79	Msz	Shear zone with mild alteration
							152.0	157.0	5.0	0.2	Msz	Shear zone with mild alteration

BMMT010	DD	391,194.4	9,658,008.3	1,217.5	329	-87	69.0	86.0	17.0	3.82	Msz	Mineralised shear zone with strong alteration
							87.0	97.0	10.0	0.82	Msz	Shear zone with mild alteration
							100.0	129.0	29.0	3.28	Msz	Mineralised shear zone with strong alteration
							144.0	170.0	26.0	3.59	Msz	Mineralised shear zone with strong alteration

BMMT011	DD	391,112.2	9,657,940.2	1,217.5	136	-67	20.0	84.0	64.0	1.17	Msz	Mineralised shear zone with strong alteration
							85.0	114.0	29.0	0.37	Msz	Shear zone with mild alteration
							127.0	137.0	10.0	2.08	Msz	Mineralised shear zone with strong alteration

BMMT012	DD	391,253.7	9,658,097.7	1,215.1	242	-75	4.0	28.0	24.0	2.28	Msz	Mineralised shear zone with Quartz Veining

BMMT014	DD	391,055.0	9,657,666.9	1,218.3	90	-78	27.0	42.0	15.0	0.59	Msz	Mineralised shear zone with mild alteration

BMMT015	DD	391,231.1	9,658,072.9	1,215.3	310	-80	0.0	28.0	28.0	10.68	Msz	Mineralised shear zone with Quartz Veining

BMMT016	DD	391,353.7	9,658,331.9	1,223.4	306	-81	7.0	41.0	34.0	2.03	Msz	Mineralised shear zone with strong alteration
							49.0	76.0	27.0	1.45		Mineralised shear zone with strong alteration
							96.0	101.0	5.0	0.37	Msz	Shear zone with mild alteration

BMMT017	DD	391,469.3	9,658,387.0	1,219.9	142	-80	4.0	26.0	22.0	3.30	Msz	Oxidised and Mineralised shear zone

BMMT018	DD	391,521.8	9,658,681.8	1,218.6	126	-82	4.0	33.0	29.0	2.97	Msz	Mineralised shear zone with Quartz Veining
							43.0	53.0	10.0	0.34	Msz	Mineralised shear zone with mild alteration
							57.0	141.8	84.8	0.64	Msz	Mineralised shear zone with mild alteration
							143.0	169.0	26.0	0.63	Msz	Mineralised shear zone with mild alteration

BMMT019	DD	391,464.1	9,658,771.4	1,220.0	130	-67	50.0	78.0	28.0	2.33	Msz	Mineralised shear zone with strong alteration
							86.0	91.0	5.0	0.43	Msz	Mineralised shear zone with mild alteration
							100.0	111.0	11.0	0.55	Msz	Mineralised shear zone with mild alteration
							135.0	142.0	7.0	0.77	Msz	Mineralised shear zone with mild alteration
							161.0	167.0	6.0	0.55	Msz	Mineralised shear zone with mild alteration
							200.0	212.0	12.0	0.75	Msz	Mineralised shear zone with mild alteration
							214.0	218.0	4.0	0.32	Msz	Mineralised shear zone with mild alteration
							222.0	229.8	7.8	0.55	Msz	Mineralised shear zone with mild alteration

BMMT020	DD	391,519.4	9,658,607.6	1,219.9	126	-80	3.0	126.0	123.0	2.69	Msz	Mineralised shear zone with strong alteration
							128.0	130.0	2.0	1.55	Msz	Mineralised shear zone with strong alteration
							152.0	154.0	2.0	2.00	Msz	Mineralised shear zone with strong alteration
							202.0	208.0	6.0	2.82	Msz	Mineralised shear zone with strong alteration

BMMT021	DD	391,493.7	9,658,549.5	1,220.9	134	-85	2.0	80.0	78.0	0.58	Msz	Mineralised shear zone with quartz veining
							88.0	91.0	3.0	0.33	Msz	Mineralised shear zone with quartz veining
							118.0	126.0	8.0	0.54	Msz	Mineralised shear zone with mild alteration
							139.0	229.0	90.0	1.56	Msz	Mineralised shear zone with strong alteration
							238.0	245.0	7.0	0.95	Msz	Mineralised shear zone with mild alteration

BMMT022	DD	391,467.7	9,658,451.6	1,221.0	127	-82	42.0	54.0	12.0	0.3	Msz	Mineralised shear zone with mild alteration
							58.0	72.0	14.0	0.76	Msz	Mineralised shear zone with mild alteration
							85.0	191.0	106.0	4.19	Msz	Mineralised shear zone with strong alteration
							194.0	211.0	17.0	1.16	Msz
							213.0	240.0	27.0	1.78	Msz	Mineralised shear zone with strong alteration
							241.0	318.0	77.0	3.09	Msz	Mineralised shear zone with strong alteration
							321.0	338.0	17.0	2.95	Msz	Mineralised shear zone with strong alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths. Of 19 holes drilled, 18 are reported, with the remaining hole unreported due to an incomplete intersection of the Main Zone.

34

Management’s Discussion and Analysis August 31, 2025

During Q1 2025, the Company announced completion of the ongoing metallurgical variability study3 at the Buckreef Gold Project, with results confirming the potential for excellent gold recovery rates for the processing of sulphide ore. Metallurgical test work on the sulphide ore portion of the project, which encompasses approximately 90% of the Buckreef Main Zone’s Measured and Indicated Mineral Resources, has been an important area of focus for the Company, as it continues to grow the project in a low-risk, low-cost, value accretive manner. As a key value driver for the Company, metallurgical testing began at the Buckreef Main Zone in June of 2021, whereby a straightforward flowsheet comprising of crush, grind, flotation, regrind and CIL was developed by SGS Canada. In a laboratory, bulk sample testing returned gold recoveries between 85.3% to 95.4%. In June 2023, a 6,500-tonne bulk sample of sulphide ore was tested on site at Buckreef Gold’s existing milling facility. This successful test reported gold recoveries from sulphide ore of 88.7%. The recent and much larger metallurgical variability study3 reported on in October 2024, reiterates results from past test work and is now of greater importance as Buckreef Gold is processing a higher proportion of sulphide ore (80% sulphides to 20% oxides) at its newly expanded milling facility. As part of this recent phase of test work, drill core from a total of 18 metallurgical holes (2,367 meters) along the entire strike of the Buckreef Main deposit, were blended into samples that were then processed and tested against variable benchmarks within a processing flowsheet. Highlights from the results demonstrate:

•	A finer grind size leads to a higher gold recovery: Batch samples were each milled at a specific grind size, incrementally finer in nature, resulting in incrementally improved gold recovery grades. The gold recovery rate increased from 81.2% to 92.5% as the grind became finer from 80% - 53 μm to 80% - 5 μm.

•	Results in line with current operational performance: For the 15 composites tested in the most recent study, recovery rates ranged from 79.9% to 87.0% in a gravity + floatation + leaching test at a grind size of 80% - 75 μm, which is consistent with what is being experienced in current operations. Buckreef Gold is also experiencing a relatively consistent tailings grade, regardless of head grade, at a grind size of 80% - 75 μm, further supporting the fact that increased grinding will lead to higher recovery rates.

•	Potential for an increase in gold recovery: Test results showed that the gold is finely disseminated in the pyrite and improved recoveries can be achieved by grinding finer below 25µm. An upgrade of the existing Buckreef Process Plant flowsheet to include rougher flotation and subsequent regrinding of the flotation concentrate, by using the regrind ball mill, is expected to achieve the targeted grind size (gold liberation) with minimum energy consumption. The Company is currently developing finer grinding initiatives to achieve higher gold recoveries.

•	Low cost expansion opportunities can continue: The positive grade recovery results and increased understanding of the metallurgy of the Buckreef Gold Project provide the Company with the optionality for near term mine planning of the sulphide ore. The results also speak to the robust project economics of the Buckreef Gold Project. The Company is currently in the process of evaluating ways to expedite potential future plant expansions and optimizations.

•	Positive outlook for additional Mineral Resources: This also bodes well for future Mineral Resource development, as the Company continues to focus on development of other high-priority gold zones, such as Stamford Bridge, Anfield and Eastern Porphyry, where brownfield exploration programs returned very similar geologic and mineralization characteristics as the Main Zone, to which similar milling processes could apply.

35

Management’s Discussion and Analysis August 31, 2025

During the second half of fiscal 2025, the Company focused on the following metallurgical testwork programs as part of its current flowsheet optimisation and future expanded flowsheet development:

Gold deportment testing across various geo-metallurgical domains within the Buckreef Main Zone:

Samples from 4 distinct geographical areas were assessed for mineralogical variability and gold deportment with the following broad results:

Areas to the central west and south of the Main Zone (Geo-metallurgical Domains 1 and 2) contain comparatively higher quartz and free milling gold particles. Areas to the central east and north (Geo-metallurgical Domains 3 and 4) contain comparatively higher fine gold associated with pyrites/sulphides.

Both geo-metallurgical domains demonstrate a good response to intense oxidation ahead of leaching, with Domains 3 and 4 showing up to a 4% recovery increase. These results led to the inclusion of pre-oxidation plant, known as an Aachen ® Reactor and Oxygen plant feeding into the pre-leach tank.

Flotation and Concentrate Leach Optimization Testwork:

Approximately 1.3t of core from holes across the strike and vertical extents of the Main Zone and Stamford Bridge were prepared and sent to South Africa for a large program of flotation and leach optimization (including vendor testing) as well as optimization testwork to advance the design of the flotation and fine-grind circuit. Additional comminution testwork was also completed to advance the SAG and Ball Mill (“SABM”) circuit design.

The flotation optimisation testwork identified an optimal pre-flotation particle size (p80 of 75 microns) and reagent regime that produced high gold recoveries (88% - 91%) to a flotation concentrate at mass pulls of 10% - 15%.

Vendor testing has been conducted for tendering purposes and intensive leaching testwork is continuing with various sizes of fine-ground concentrate.

SAG and Ball Mill Circuit Design:

The recent comminution testwork includes developing indices for the SAG and Ball Mill, as well as abrasivity for wear estimates.

Following completion of the flotation size optimization testwork, modelling for the SABM circuit is now underway and is expected to be completed in December 2025, which will then allow the SAG Mill tender process to commence.

36

Management’s Discussion and Analysis August 31, 2025

Financial Highlights – Fourth Quarter and Year Ended 2025

For the three months ended August 31, 2025, Buckreef Gold poured 6,404 ounces of gold (Q4 2024: 5,767 ounces) and sold 6,977 ounces of gold (Q4 2024: 5,715 ounces) at an average realized price (net)1 of $3,363 per ounce (Q4 2024: $2,412 per ounce), recognizing revenue of $23.5 million, an increase over the prior year comparative period (Q4 2024: $13.6 million). During Q4 2025, gold ounces sold were higher than gold ounces produced as the Company had set aside 646 ounces in inventory in Q3 2025 (reflecting approximately 20% of production from April 1st, 2025), for domestic sale through the central bank and local refineries, in line with Section 59 of the Tanzanian Mining Act. During Q4 2025, the Company signed a Gold Sale Service Agreement with the BoT and sold the 646 ounces in inventory to the BoT at market rates, benefiting revenue, operating cashflow and working capital in Q4 2025.

Cost of sales, which include production costs, royalties and depreciation, was $10.9 million (Q4 2024: $7.0 million), generating a gross profit of $12.6 million, an increase over the prior year comparative period (Q4 2024: $6.6 million). Gross profit margins benefited from an increase in head grade during Q4 2025 (Q4 2025: 1.95 g/t, Q4 2024: 1.66 g/t) following completion of the Stage 1 waste stripping campaign, which began to provide access to higher grade ore blocks benefiting production in Q4 2025.

Q4 2025 ounces sold (6,977 ounces) generated positive operating cash flow of $8.5 million, an increase over the prior year comparative period (Q4 2024: $6.0 million). Q4 2025 operating cash flow was higher than the prior year comparative period mainly due to the impact of higher ounces of gold sold and a higher average realized gold price during the quarter (Q4 2025: $3,363 per ounce, Q4 2024: $2,412 per ounce). Positive operating cash flow is being used to fund value creating activities, including plant expansions, exploration, and advancing the larger project as outlined in the PEA.

As at August 31, 2025, the Company had a cash balance of $7.8 million and positive working capital of $5.7 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the prepaid gold purchase agreement (non-cash) (August 31, 2024: $0.4 million). During Q4 2025, the Company recapitalized its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile inventory. As a result, the Company’s current ratio has improved from approximately 0.8 at May 31, 2025 to approximately 1.3 at August 31, 2025, after adjusting for non-cash liabilities. The Company also fully repaid its short term borrowings of approximately $3.0 million in Q4 2025 and has full access to its liquidity lines.

For the twelve months ended August 31, 2025, Buckreef Gold produced and sold 18,935 and 19,213 ounces of gold, respectively (2024: 19,389 and 19,075 ounces of gold, respectively). The Company recognized revenue of $57.6 million, an increase over the prior year comparative period (2024: $41.2 million) and cost of sales was $33.7 million (2024: $23.2 million) generating a gross profit of $23.9 million, an increase over the prior year comparative period (2024: $17.9 million). The Company recorded net income of $6.6 million (2024: $3.5 million) and generated positive operating cash flow of $16.3 million (2024: $15.3 million) which enabled further investment in the development and growth of Buckreef Gold.

Capital Expenditures

During the three months ended August 31, 2025, the Company incurred a total of $3.8 million in cash capital expenditures (including value added tax). Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property during the quarter, including expenditures related to purchased and leased mobile equipment to supplement the contractor-owned fleet with an owner’s operated fleet for Buckreef’s mining operations, purchase of a new crane to replace a higher cost rental crane, construction of new camp accommodation (including new process plant mess and administration offices), dewatering pumps to support mining activity during the wet season, processing plant security system upgrades, fuel management system enhancements, and construction of a significantly expanded TSF to provide storage until early Q3 2026.

37

Management’s Discussion and Analysis August 31, 2025

For the twelve months ended August 31, 2025, the Company incurred a total of $15.6 million in cash capital expenditures, mainly related to expenditures related to finalizing the process plant expansion to 2,000 tpd in Q1 2025, equipment purchases and leases for mobile equipment to supplement the contractor-owned fleet with an owner’s operated fleet, processing plant security system upgrades, PEA study costs related to the larger project, dewatering pumps to support mining activity during the wet season, construction of new camp accommodation, pre-stripping mine development activity and construction of a significantly expanded TSF to provide storage until early Q3 2026.

Selected Financial Information

The following information has been extracted from the Company’s consolidated financial statements for the three and twelve months ended August 31, 2025, prepared in accordance with IFRS.

$(000's)	As at and for the three months ended August 31, 2025	As at and for the twelve months ended August 31, 2025	As at and for the three months ended August 31, 2024	As at and for the twelve months ended August 31, 2024
Net income (loss) and comprehensive income (loss) attributable to shareholders	2,445	687	2,055	(470)
Basic income (loss) per share	0.01	0.00	0.01	(0.00)
Total assets	117,252	117,252	98,860	98,860
Total long term financial liabilities	18,427	18,427	11,538	11,538

Financial Results

Three months ended August 31, 2025

	Three months ended August 31,
	2025	2024
Revenue	23,504	13,622
Cost of sales	(10,927)	(7,035)
Gross profit	12,577	6,587
General and administrative expense	(1,404)	(1,528)
Change in fair value of derivative financial instruments	(199)	1,948
Foreign exchange	(334)	99
Interest, net and other expense	(429)	(782)
Income tax expense	(4,946)	(3,040)
Net income and comprehensive income	5,265	3,284
Net income and comprehensive income
attributable to non-controlling interests	2,820	1,229
Net income and comprehensive income
attributable to shareholders	2,445	2,055

Revenue

For the three months ended August 31, 2025, the Company recognized revenue of $23.5 million (Q4 2024: $13.6 million). The increase in revenue is primarily related to higher ounces of gold sold and a higher average realized gold price compared to the prior year comparative period. During the period, the Company sold 6,977 ounces of gold (Q4 2024: 5,715 ounces) at an average realized price (net)1 of $3,363 per ounce (Q4 2024: $2,412 per ounce). During Q4 2025, gold ounces sold were higher than gold ounces produced as the Company sold 646 ounces that had been set aside in inventory in Q3 2025 (reflecting approximately 20% of production from April 1st, 2025), for domestic sale through the central bank and local refineries, in line with Section 59 of the Tanzanian Mining Act. During Q4 2025, the Company signed a Gold Sale Service Agreement with the BoT and sold the 646 ounces in inventory to the BoT at market rates, benefiting revenue, operating cashflow and working capital in Q4 2025.

38

Management’s Discussion and Analysis August 31, 2025

Cost of sales

Cost of sales for the three months ended August 31, 2025, was $10.9 million (Q4 2024: $7.0 million) and is comprised of production costs (including mining, processing and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the estimated total recoverable ounces of gold to which they relate and are considered probable of economic extraction.

For the three months ended August 31, 2025, the Company recorded production costs of $8.0 million (Q4 2024: $5.3 million) and royalties of $1.4 million (Q4 2024: $1.0 million) based on statutory royalty rates in Tanzania. As part of the Gold Sale Service Agreement with the BoT, the Company benefits from a reduced royalty rate of 4.35% for any domestic sales made through the central bank and local refineries, where exported sales are subject to a 7.35% royalty.

Cash cost1 which includes production costs and royalties were $1,354 per ounce (Q4 2024: $1,100 per ounce). The increase in cost of sales and cash cost1 compared to the prior year comparative period is primarily due to a lower proportion of capitalized stripping costs following completion of the Stage 1 stripping campaign in Q3 2025, partially offset by an increase in head grade of 1.95 g/t (Q4 2024: 1.66 g/t) following completion of the Stage 1 waste stripping campaign, which began to provide access to higher grade ore blocks benefiting production in Q4 2025.

Following declaration of commercial production on November 1, 2022, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. For the three months ended August 31, 2025, the Company recorded depreciation of $1.5 million (Q4 2024: $0.7 million).

General and administrative expenses

During the three months ended August 31, 2025, the Company recorded general and administrative expenses of $1.4 million compared to $1.5 million for the prior year period. The variance was mainly due to one-time legal costs incurred in the prior year comparative period related to changes in employee personnel.

Change in fair value of derivative financial instruments

During the three months ended August 31, 2025, the Company recorded a loss on change in fair value of derivative financial instruments of $0.2 million compared to a gain of $1.9 million in the prior year period. The loss on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities and was principally due to a quarterly increase in the Company’s share price (Q4 2025: $0.37, Q3 2025: $0.33), a reduction in the remaining term of the warrants (due to the passage of time), and a decrease in the expected volatility assumption under the Black Scholes option pricing model.

Interest and other expense

During the three months ended August 31, 2025, the Company recorded interest and other expense of $0.4 million, compared to $0.8 million for the prior year period. Interest and other expense is primarily comprised of interest on equipment leases and accretion related to the gold prepayment facility and reclamation liability.

Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the three months ended August 31, 2025, the Company recorded income tax expense of $4.9 million (Q4 2024: $3.0 million), comprised of a current income tax expense of $1.4 million (Q4 2024: $0.8 million) and deferred income tax expense of $3.5 million (Q4 2024: $2.2 million) based on current Tanzanian statutory tax rates.

39

Management’s Discussion and Analysis August 31, 2025

Net income and comprehensive income

The Company reported net income for the three month period ended August 31, 2025, of $5.3 million ($2.4 million net income attributable to shareholders, basic and diluted earnings per share of $0.01) compared to net income of $3.3 million in the prior year period ($2.1 million net income attributable to shareholders, basic and diluted earnings per share of $0.01). The increase in net income compared to the prior year comparative period is primarily due to an increase in gross profit as the Company sold 6,977 ounces of gold at a record average realized price (net)1 of $3,363 per ounce, partially offset by a loss on change in fair value of derivative financial instruments due to an increase in the Company’s share price and an increase in income tax expense as a result of higher net income compared to the prior year period.

Twelve months ended August 31, 2025

	Twelve months ended August 31,
	2025	2024
Revenue	57,613	41,158
Cost of sales	(33,675)	(23,229)
Gross profit	23,938	17,929
General and administrative expense	(7,952)	(6,889)
Change in fair value of derivative financial instruments	1,262	1,023
Foreign exchange	(431)	284
Interest, net and other expense	(2,360)	(2,011)
Income tax expense	(7,891)	(6,826)
Net income and comprehensive income	6,566	3,510
Net income and comprehensive income
attributable to non-controlling interests	5,879	3,980
Net income (loss) and comprehensive income (loss)
attributable to shareholders	687	(470)

Revenue

For the twelve months ended August 31, 2025, the Company recognized revenue of $57.6 million (2024: $41.2 million). The increase in revenue is primarily related to higher ounces of gold sold and a higher average realized gold price compared to the prior year comparative period. During the period, the Company sold 19,213 ounces of gold (2024: 19,075 ounces) at an average realized price (net)1 of $3,033 per ounce (2024: $2,179 per ounce).

Cost of sales

Cost of sales for the twelve months ended August 31, 2025, was $33.7 million (2024: $23.2 million) and is comprised of production costs (including mining, processing and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the estimated total recoverable ounces of gold to which they relate and are considered probable of economic extraction. For the twelve months ended August 31, 2025, the Company recorded production costs of $25.9 million (2024: $17.9 million) and royalties of $4.0 million (2024: $3.1 million) based on statutory royalty rates in Tanzania (4.35% for any domestic sales made through the central bank and local refineries, where exported sales are subject to a 7.35% royalty).

40

Management’s Discussion and Analysis August 31, 2025

Cash cost1 which includes production costs and royalties were $1,530 per ounce (2024: $1,103 per ounce). The increase in cost of sales and cash cost1 compared to the prior year comparative period is primarily related to a higher proportion of mining costs (due to an increase in waste tonnes mined) and a decrease in head grade during the twelve months ended August 31, 2025 (2025: 1.53 g/t, 2024: 2.19 g/t), partially offset by lower processing cost per tonne (2025: $14.90, 2024: $20.07). Mining costs and head grade were impacted by the scheduled waste stripping campaign during the first half of fiscal 2025 which began to provide access to higher grade ore blocks benefiting production later in the second half of fiscal 2025. Royalties were higher due to the impact of the statutory royalty rate on higher quarterly revenue as a result of a higher average realized price (net)1 of $3,033 per ounce (2024: $2,179 per ounce). While cost of sales increased relative to the prior year comparative period, gross profit of $23.9 million increased relative to the prior year comparative period (2024: $17.9 million) as the Company benefited from a higher ounces of gold sold and a higher average realized gold price.

On November 1, 2022, the Company declared commercial production for the processing plant at Buckreef after successful construction, commissioning and ramp-up of processing to a steady state throughput at nameplate capacity. Upon declaration of commercial production, capitalization of mine development costs ceases, and depreciation of capitalized mine development costs commences. For the twelve months ended August 31, 2025, the Company recorded depreciation of $3.8 million (2024: $2.2 million).

General and administrative expenses

During the twelve months ended August 31, 2025, the Company recorded general and administrative expenses of $8.0 million compared to $6.9 million for the prior year period. The variance compared to the prior year period was mainly due to one-time legal and severance costs related to changes in employee personnel during Q2 2025, combined with timing of recognition of year-end incentives, including grants of equity based compensation.

Change in fair value of derivative financial instruments

During the twelve months ended August 31, 2025, the Company recorded a gain on change in fair value of derivative financial instruments of $1.3 million compared to a gain of $1.0 million in the prior year period. The gain on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities and was principally due to a decrease in the Company’s share price (Q4 2025: $0.37, Q4 2024: $0.39), a reduction in the remaining term of the warrants (due to the passage of time), and a decrease in the expected volatility assumption under the Black Scholes option pricing model.

Interest and other expense

During the twelve months ended August 31, 2025, the Company recorded interest and other expense of $2.4 million compared to $2.0 million in the prior year period. This is primarily due to previously capitalized deferred financing costs that were expensed upon expiry of the equity line of credit with Lincoln Park Capital Fund, LLC in mid-January 2025, and upon termination of the initial At The Market Offering Agreement with H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC, prior to subsequent renewal in Q2 2025.

Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the twelve months ended August 31, 2025, the Company recorded income tax expense of $7.9 million (2024: $6.8 million), comprised of a current income tax expense of $1.7 million (2024: $1.6 million) and deferred income tax expense of $6.2 million (2024: $5.2 million) based on current Tanzanian statutory tax rates.

41

Management’s Discussion and Analysis August 31, 2025

Net income (loss) and comprehensive income (loss)

The Company reported net income for the twelve month period ended August 31, 2025, of $6.6 million ($0.7 million net income attributable to shareholders, basic and diluted earnings per share of $0.00) compared to net income of $3.5 million in the prior year period ($0.5 million net loss attributable to shareholders, basic and diluted loss per share of $0.00). The increase in net income compared to the prior year comparative period is primarily due to an increase in gross profit as the Company sold 19,213 ounces of gold at a record average realized price (net)1 of $3,033 per ounce, combined with a gain on change in fair value of derivative financial instruments due to a decrease in the Company’s share price compared to the prior year period. This was partially offset by an increase in general and administrative expenses due to one-time legal and severance costs related to changes in employee personnel during Q2 2025, combined with timing of recognition of year-end incentives, and an increase in interest and other expense due to previously capitalized deferred financing costs that were expensed during Q2 2025.

Summary of Quarterly Results

($(000's), except per share amounts)
US$ unless otherwise stated	2025 Q4	2025 Q3	2025 Q2	2025 Q1	2024 Q4	2024 Q3	2024 Q2	2024 Q1

Net income (loss) and comprehensive income (loss)	5,265	1,105	(1,941)	2,137	3,284	(1,656)	1,921	(39)
Net income (loss) and comprehensive income (loss) attributable to:
Non-controlling interest	2,820	1,323	580	1,156	1,229	983	841	927
Shareholders	2,445	(218)	(2,521)	981	2,055	(2,639)	1,080	(966)
Net income (loss) and comprehensive income (loss)	5,265	1,105	(1,941)	2,137	3,284	(1,656)	1,921	(39)

During the three months ended August 31, 2025, the Company reported net income of $5.3 million ($2.4 million net income attributable to shareholders), compared to net income of $1.1 million ($0.2 million net loss attributable to shareholders) in the prior quarter (Q3 2025). The increase in net income compared to the prior quarter is primarily due to an increase in gross profit following higher ounces of gold sold (Q4 2025: 6,977 ounces, Q3 2025: 3,995 ounces) and an increase in average realized price (Q4 2025: $3,363, Q3 2025: $3,114).

Liquidity and Capital Resources

At August 31, 2025, the Company had $7.8 million of cash, an increase in net cash of approximately $1.3 million from Q3 2025 (August 31, 2024: $8.3 million) and positive working capital of $5.7 million after adjusting for liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the prepaid gold purchase agreement (non-cash) (August 31, 2024: $0.4 million). During Q4 2025, the Company recapitalized its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile inventory. As a result, the Company’s current ratio has improved from approximately 0.8 at May 31, 2025 to approximately 1.3 at August 31, 2025 after adjusting for non-cash liabilities. The Company also fully repaid its short term borrowings of approximately $3.0 million in Q4 2025 and has full access to its liquidity lines.

The decrease in cash of $0.5 million over August 31, 2024, was primarily due to operating cash flow being offset by an increase in the capital investment in Buckreef Gold. During the twelve months ended August 31, 2025, the Company poured 18,935 ounces of gold and sold 19,213 ounces of gold which contributed to positive operating cash flow of $16.3 million. The increase in operating cash flow was offset by an increase in capital expenditures and equipment lease payments during the twelve months ended August 31, 2025. The Company incurred a total of $15.6 million in cash capital expenditures and equipment lease payments during the year. Capital expenditures mainly related to expenditures related to finalizing the process plant expansion to 2,000 tpd in Q1 2025, equipment purchases and leases for mobile equipment to supplement the contractor-owned fleet with an owner’s operated fleet, processing plant security system upgrades, PEA study costs related to the larger project, dewatering pumps to support mining activity during the wet season, construction of new camp accommodation, pre-stripping mine development activity and construction of a significantly expanded TSF to provide storage until early Q3 2026.

42

Management’s Discussion and Analysis August 31, 2025

To help supplement the Company’s liquidity and to fund productivity enhancing purchases, during 2022 the Company entered into a prepaid Gold Doré Purchase Agreement with OCIM Metals and Mining S.A. (“OCIM Agreement”). During the year ended August 31, 2025, the Company drew $0.5 million (2024 - $2.5 million) in exchange for delivering 204 ounces of gold (2024 - 1,369 ounces of gold) under the OCIM Agreement. The $0.5 million drawdown in Q1 2025 was used to help finance the procurement of heavy equipment and haul trucks to supplement the contractor-owned fleet with an owner’s operated fleet for Buckreef’s mining operations.

On January 7, 2025, the Company entered into a Gold Prepayment Facility with Auramet International, Inc. (“Auramet Gold Prepayment Facility”) through which Buckreef may, at its discretion, sell to up to an aggregate amount of 1,000 ounces of gold, up to 21 calendar days prior to deliver, on a revolving basis for a one-year term. At current gold spot prices, this facility can provide access to approximately $4.0 million for working capital purposes. This facility will help provide increased financial flexibility to help manage working capital fluctuations and to accelerate growth. On January 8, 2025, the Company sold 421.6 gold ounces under the Auramet Gold Prepayment Facility for proceeds of $1.1 million and concurrently purchased 421.6 gold ounces for $1.1 million to settle all outstanding gold ounces remaining under the OCIM Agreement. On January 10, 2025, the OCIM Agreement was terminated. As at August 31, 2025, the Company had 1,000 gold ounces outstanding under the Auramet Gold Prepayment Facility. On September 25, 2025, the Company amended the terms of the Auramet Gold Prepayment Facility to sell up to an aggregate amount of 1,500 ounces of gold.

During Q2 2025, the Company also entered into its first ever credit agreement with Stanbic Bank Tanzania Limited (“Stanbic”) and renewed it’s At The Market Offering Agreement (“ATM”) with H.C. Wainwright & Co., LLC (“H.C. Wainwright”) as Lead Agent and Roth Capital Partners, LLC (“Roth Capital”) as Co-Agent. The combination of these facilities provides the Company with access to supplementary capital, strengthened liquidity, and additional financial flexibility to help accelerate growth in the short to medium term.

The credit agreement with Stanbic consists of a $5 million revolving credit facility and a $4 million vehicle and asset financing (“VAF”) facility that may be used at the Company’s discretion. The $5 million revolving credit facility has a maximum tenor of twelve months and the $4 million VAF facility has a maximum tenor of thirty-six months. The revolving credit facility provides the Company with access to supplementary liquidity and may be used to support the working capital requirements of the business at the Company’s discretion. This facility will allow the Company to make cost effective decisions for deployment of capital across its operations to support continued expansion and growth. The revolving credit facility and VAF facility include standard and customary financing terms and conditions, including those related to security, fees, representations, warranties, covenants, and conditions. This is the first credit facility entered into by Buckreef Gold. As at August 31, 2025, the Stanbic facility was undrawn (August 31, 2024 - $nil). In September 2025, the credit limits under the Stanbic Facility were amended to $4.0 million for the overdraft and short-term revolving credit facility and $5.0 million for the VAF Facility.

The Company renewed it’s At The Market Offering Agreement with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $25 million. The renewed ATM facility replaces a prior $10 million ATM facility with H.C. Wainwright and Roth Capital and a $10 million purchase agreement with Lincoln Park Capital Fund, LLC, which expired in mid-January 2025 pursuant to its terms.

The Company intends to use the ATM prudently based on prevailing market conditions. If TRX Gold chooses to sell shares under the ATM Offering, the Company intends to use the net proceeds of this offering for drilling, exploration and technical work for the development of the sulphide mineralized material at the Buckreef Gold Project, and for working capital and other general corporate purposes. As at August 31, 2025, no shares have been sold under the ATM agreement.

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Management’s Discussion and Analysis August 31, 2025

As of August 31, 2025, the Company has accumulated losses of $121.2 million since inception (August 31, 2024: $121.9 million).

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2025, these licenses remained in good standing, and the Company is up to date on license payments.

Contingencies

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company may enter into related party transactions that are in the normal course of business. Transactions with Related Parties disclosure can be found in Note 19 of the Consolidated Financial Statements for the year ended August 31, 2025.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which was approved by the shareholders on August 16, 2019, and subsequently reapproved by the shareholders on February 25, 2022, and February 27, 2025.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”) (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2024, and the Information Circular dated January 15, 2025, filed on SEDAR+ on January 28, 2025.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

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Management’s Discussion and Analysis August 31, 2025

For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan previously filed as an exhibit with the SEC and on SEDAR+. The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Changes in Accounting Polices and Critical Accounting Estimates and Judgements

Material accounting policies as well as any changes in accounting policies are discussed in Note 3 “Material Accounting Policies” of the Company’s Consolidated Financial Statements for the year ended August 31, 2025.

Non-IFRS Performance Measures

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings. The following table provides a reconciliation of average realized price per ounce of gold sold to revenue per the financial statements for the three and twelve months ended August 31, 2025.

	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	August 31, 2025	August 31, 2024	August 31, 2025	August 31, 2024
Revenue per financial statements	$23,504	$13,622	$57,613	$41,158
Interest recognized from Auramet prepaid gold purchase agreement	(42)	—	(115)	—
Revenue recognized from OCIM prepaid gold purchase agreement	—	(958)	(2,319)	(3,048)
Revenue from gold sales	23,462	12,664	55,179	38,110
Ounces of gold sold	6,977	5,715	19,213	19,075
Ounces of gold sold from OCIM prepaid gold purchase agreement	—	(465)	(1,023)	(1,587)
Ounces from gold sales (net of OCIM prepaid gold purchase agreement)	6,977	5,250	18,190	17,489
Average realized price (gross)	$3,369	$2,384	$2,999	$2,158
Average realized price (net)	$3,363	$2,412	$3,033	$2,179

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. The following table provides a reconciliation of total cash cost per ounce of gold sold to cost of goods sold per the financial statements for the three and twelve months ended August 31, 2025.

	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	August 31, 2025	August 31, 2024	August 31, 2025	August 31, 2024
Cost of sales per financial statements	$10,927	$7,035	$33,675	$23,229
Less:
Depreciation	$(1,482)	$(749)	$(3,791)	$(2,195)
Costs related to settlement of OCIM gold purchase agreement	$—	$—	$(1,125)	$—
Total cash cost	$9,445	$6,286	$28,759	$21,034
Ounces of gold sold	6,977	5,715	19,213	19,075
Less:
Ounces related to settlement of OCIM gold purchase agreement	—	—	(422)	—
Total ounces of gold sold net of OCIM gold purchase agreement settlement	6,977	5,715	18,791	19,075
Cash cost per ounce of gold sold	$1,354	$1,100	$1,530	$1,103

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.

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Management’s Discussion and Analysis August 31, 2025

Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

•	One-time severance and legal expenses;
•	Change in fair value of derivative financial instruments;
•	Accretion related to the provision for reclamation; and
•	Share-based compensation expense.

The following table provides a reconciliation of net income and comprehensive income to Adjusted EBITDA per the financial statements for the three and twelve months ended August 31, 2025.

	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	August 31, 2025	August 31, 2024	August 31, 2025	August 31, 2024
Net income and comprehensive income per financial statements	5,265	3,284	6,566	3,510
Add:
Depreciation	1,482	749	3,791	2,195
Interest, net and other expense	429	782	2,360	2,011
Non-recurring severance and legal expenses	1	—	432	—
Income tax expense	4,946	3,040	7,891	6,826
Change in fair value of derivative financial instruments	199	(1,948)	(1,262)	(1,023)
Share-based payment expense	365	250	2,247	1,743
Adjusted EBITDA	12,687	6,157	22,025	15,262

The Company has included “average realized price per ounce of gold sold”, “cash cost per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Disclosure of Outstanding Share Data

As at August 31, 2025, there were 284,861,895 common shares outstanding, 36,190,769 share purchase warrants outstanding, 5,407,926 RSUs outstanding, nil PSUs/DSUs outstanding, and 14,924,000 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most mineral exploration and development companies and include, among others: project ownership, exploration and development risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Form 40-F Annual Report for the year ended August 31, 2025, filed with the SEC on December 1, 2025, and on SEDAR+ as the Company’s Annual Information Form on December 1, 2025.

46

Management’s Discussion and Analysis August 31, 2025

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

In compliance with the requirements of U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002 (“SOX”) and the corresponding requirements of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures and internal control over financial reporting (“ICFR”).

The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements.

Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may change. There have been no material changes in our internal controls during the year ended August 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company’s management, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its ICFR as at August 31, 2025. As of the end of the period covered by this MD&A and the accompanying financial statements, management completed its assessment of the effectiveness of the Company’s ICFR. In performing this assessment, management used the criteria set out in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, management concluded the Company’s ICFR was effective as at August 31, 2025.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TRX” and also listed on the NYSE American trading under the symbol “TRX”. Additional information about the Company and its business activities is available on SEDAR+ at www.sedarplus.ca; with the SEC at sec.gov; and the Company’s website at www.TRXgold.com.

Approval

The Board of Directors of TRX Gold Corporation has approved the disclosure contained in this year end 2025 MD&A. A copy of this year end 2025 MD&A will be provided to anyone who requests it. It is also available on the SEDAR+ website at www.sedarplus.ca.

47

Management’s Discussion and Analysis August 31, 2025

Endnotes

1  Refer to “Non-IFRS Performance Measures” section.

2  Notes Regarding Sample Protocol QA/QC: The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been HQ size and recoveries are consistently 100% across all drill hole intercepts reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA/QC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses were performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis were performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this MD&A from the “Buckreef Main Zone NEE” prospect is an extension of the known Buckreef Main Zone. The intercepts confirm a continuity of over 200 m of known Buckreef main deposit to the Northeast. The intersections reported here are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

The results summarized in this MD&A from the “Stamford Bridge” target show intercepts that confirm an interpreted mineralized shear zone trending 070 degrees (ENE) that is over a km long. The intersections reported only covers the first 100 m strike length, they are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

3  Notes Regarding Sample Protocol from Metallurgical Variability Test Results: A 1 kg aliquot of each of Composite 3 to Composite 14 at a crush size of 100% - 1.18 mm were blended to form the master composite. The master composite was split into 1 kg aliquots using a rotary splitter. Three 1 kg aliquots from the master composite were milled in a rod mill to target grinds of 80% - 53 µm, 80% - 38 µm and 80% -25 µm. A 200 g aliquot was split from the 80% - 53 µm and wet milled in a ceramic charged ball mill to a target grind of 80% - 5 µm. The grinds were checked by screening the milled material on the specific screens and weighing the oversize material. A 20 g aliquot of the 80% - 5 µm was submitted to an external laboratory for particle size distribution. One 500 g aliquot of the milled sample was submitted for the head chemical analysis.

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